Exhibit 99.1

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

NOTICE OF 2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the 2016 Annual General Meeting of Shareholders of Kamada Ltd. to be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Tuesday, August 30, 2016, at 2:00 p.m. (Israel time), for the following purposes:

1.	To elect five directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and in accordance with our Articles of Association.

2.	To elect Mr. Avraham Berger as an outside director, within the meaning of the Israeli Companies Law, 1999 (the “Israeli Companies Law”), for an initial three-year term.

3.
To ratify and approve our entering into an indemnification and exculpation agreement with each of Dr. Michael Berelowitz and Mr. Saadia Ozeri and, subject to approval of Proposal 2, to approve our entering into an indemnification and exculpation agreement with Mr. Avraham Berger.

4.	To approve the grant of options to each of our directors, other than the outside directors.

5.	Subject to approval of Proposals 2 and 4, to approve the grant of options to our outside directors.

6.	To approve amended compensation and the grant of options and, subject to approval of Proposal 8, restricted shares to Mr. Amir London, our Chief Executive Officer.

7.
To approve certain amendments to our Articles of Association related to the service of outside directors on our Board of Directors and to approve and adopt an English language version of the amended Articles of Association as our governing Articles of Association.

8.	To approve an amended and restated Compensation Policy for Executive Officers and Directors.

9.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2016 and for such additional period until our next annual general meeting.

10.	To review and discuss our consolidated financial statements for the year ended December 31, 2015.

Our Board of Directors recommends that you vote in favor of each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on July 21, 2016, are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the meeting.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Leon Recanati Chairman of the Board of Directors

July 21, 2016

- ii -

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel
_____________________

PROXY STATEMENT

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. to be voted at the 2016 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2016 Annual General Meeting of Shareholders.  The Meeting will be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Tuesday, August 30, 2016, at 2:00 p.m. (Israel time).

This Proxy Statement, the attached Notice of 2016 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about July 26, 2016.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) election of five directors to serve as members of our Board of Directors until our next annual general meeting of shareholders and in accordance with our Articles of Association; (2) election of Mr. Avraham Berger as an outside director, within the meaning of the Israeli Companies Law, 1999 (the “Israeli Companies Law”) for an initial three-year term; (3) ratification and approval of our entering into an indemnification and exculpation agreement with each of Dr. Michael Berelowitz and Mr. Saadia Ozeri and, subject to approval of Proposal 2, to approve our entering into an indemnification and exculpation agreement with Mr. Avraham Berger; (4) approval of the grant of options to each of our directors, other than the outside directors; (5) subject to approval of Proposals 2 and 4, approval of the grant of options to our outside directors; (6) approval of amended compensation and the grant of options and, subject to approval of Proposal 8, restricted shares to Mr. Amir London, our Chief Executive Officer; (7) approval of certain amendments to our Articles of Association related to the service of outside directors on our Board of Directors and to approve and adopt an English language version of the amended Articles of Association as our governing Articles of Association; (8) approval of an amended and restated Compensation Policy for Executive Officers and Directors (the “Compensation Policy”); and (9) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2016 and for such additional period until our next annual general meeting.  In addition, our consolidated financial statements for the year ended December 31, 2015 will be reviewed and discussed at the Meeting.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on July 21, 2016.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 21, 2016, or which appeared in the participant listing of a securities depository on that date.  See below “How You Can Vote.”

How You Can Vote

•
Voting in Person.  If you are a shareholder of record, i.e., your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company LLC, or in our register of shareholders, you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting or, if you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange (the “TASE”), you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.

•
Voting by Proxy.  You may submit your proxy by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee.  If you are a beneficial owner of shares registered in the name of a member of the TASE, you must attach to the proxy card a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Director of Legal Affairs, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the Meeting.  No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting.  If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present, in person or by proxy, will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

With respect to Proposals 1, 3-5, 7 and 9:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each such proposal.

With respect to Proposal 2:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal, provided that either: (i) the shares voting in favor of the election of the outside director (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the election of the outside director by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

With respect to Proposals 6 and 8:  The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each such proposal, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal does not exceed two-percent of our outstanding voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposals 2, 6 and 8.  A shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals 2, 6 and 8.  If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on any of Proposals 2, 6 and 8, you should contact our Director of Legal Affairs, Nir Livneh, at nirl@kamada.com or +972-72-2748242.

The Israeli Companies Law requires that each shareholder voting on Proposals 2, 6 and 8 indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in each such proposal.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of June 30, 2016 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 36,418,741 ordinary shares outstanding as of June 30, 2016.  Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities.  All options exercisable into ordinary shares within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the shareholder holding such options for the purpose of computing the number of shares beneficially owned by such shareholder.  Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options.  They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
Leon Recanati(1)	4,002,186	10.99%
Hahn Family(2)	3,657,464	10.00%
The Phoenix Holding Ltd.(3)	3,291,451	9.04%
D.S. Apex Holdings group(4)	2,674,852	7.34%
Yelin Lepidot(5)	2,127,162	5.84%

Directors and Director Nominees
Dr. Michael Berelowitz	-	-
Avraham Berger	-	-
Dr. Estery Giloz-Ran(6)	13,750	*
Jonathan Hahn(7)	3,080,815	8.46%
Dr. Abraham Havron(8)	15,492	*
Ziv Kop(9)	37,883	*
Saadia Ozeri(10)	4,255	*
Leon Recanati(1)	4,002,186	10.99%
Tuvia Shoham(11)	65,467	*
David Tsur(12)	1,058,787	2.91%
Directors and executive officers as a group (19 persons)(13)	9,289,486	25.51%
__________________

* Less than 1% of our ordinary shares.

(1)
Mr. Recanati holds 677,479 ordinary shares directly and 3,295,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”).  Gov is wholly-owned by Mr. Recanati, the Chairman of our Board of Directors, who exercises sole voting and investment power over the shares held by Gov.  Includes options to purchase 29,063 ordinary shares directly held by Mr. Recanati that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.79 (or $5.41) per share, which expire between May 14, 2020 and October 27, 2021.  Does not include unvested options to purchase 15,938 ordinary shares that are not exercisable within 60 days of the date of the table.

(2)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 2 to Schedule 13G filed with the SEC on February 16, 2016.  According to the Schedule 13G/A, Damar Chemicals Inc., a company registered in Panama (“Damar”), directly holds 2,751,661 ordinary shares.  According to the Statement, Damar is wholly-owned by Sinara Financing S.A., which is jointly owned by Mr. Jonathan Hahn, Ms. Tamar Hahn, Mr. Nicolas Hahn and the Fundacion Martinez.  In addition, according to the Schedule 13G/A, Mr. Jonathan Hahn directly holds 313,841 ordinary shares, Ms. Tamar Hahn directly holds 288,324 ordinary shares and Mr. Nicolas Rodolfo Hahn directly holds 288,325 ordinary shares. Includes options to purchase 15,313 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.64 (or $5.89) per share, which expire between May 14, 2020 and October 27, 2021.  Does not include unvested options to purchase 9,688 ordinary shares that are not exercisable within 60 days of the date of the table.

(3)
Based solely upon, and qualified in its entirety with reference to, a notice dated June 30, 2016 submitted to our company.  According to Amendment No. 2 to Schedule 13G filed with the SEC on April 7, 2016, the shares are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holding Ltd.  The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.’s outstanding shares and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.  Each of the reporting persons disclaims beneficial ownership of the reported shares in excess of their actual pecuniary interest therein.

(4)
Based solely upon, and qualified in its entirety with reference to, a notice dated June 30, 2016 submitted to our company.  To the best of our knowledge, BRM Group Ltd. and Mr. Zvi Stepak are the joint controlling shareholders of DS Apex Holdings Ltd. (“DS Apex”).  BRM Group Ltd. is a private investment company beneficially owned by Messrs. Eli Barkat, Nir Barkat, and Yuval Rakavy.

(5)	Based solely upon, and qualified in its entirety with reference to, a notice dated June 30, 2016 submitted to our company.

(6)
Subject to options to purchase 13,750 ordinary shares exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.80) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 6,250 ordinary shares that are not exercisable within 60 days of the date of this table.

(7)
Based upon Amendment No. 2 to Schedule 13G filed with the SEC on February 16, 2016, Mr. Jonathan Hahn directly holds 313,841 ordinary shares.  In addition, according to the Schedule 13G/A, Mr. Hahn holds 25% of the shares of Sinara, which holds 100% of the shares of Damar, which directly holds 2,751,661 ordinary shares.  Also includes options to purchase 15,313 ordinary shares directly held by Mr. Jonathan Hahn that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.64 (or $5.89) per share, which expire between May 14, 2020 and October 27, 2021.

(8)
Includes 1,742 shares owned by Operon Consultants Ltd., which is wholly-owned by Dr. Havron. Also includes options to purchase13,750 ordinary shares directly held by Mr. Havron that are exercisable within 60 days of the date of the table, at an exercise price of NIS 56.94 (or $14.80) per share, which expire on May 14, 2020.  Does not include unvested options to purchase 6,250 ordinary shares that are not exercisable within 60 days of the date of the table.

(9)
Includes options to purchase 15,313 ordinary shares directly held by Mr. Kop that are exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 22.64 (or $5.89) per share, which expire between May 14, 2020 and October 27, 2021.  Does not include unvested options to purchase 9,688 ordinary shares that are not exercisable within 60 days of the date of the table.

(10)	Mr. Saadia Ozeri holds 4,255 ordinary shares directly.

(11)
Mr. Tuvia Shoham holds 50,154 ordinary shares directly.  Includes options to purchase 15,313 ordinary shares directly held by Mr. Shoham that are exercisable within 60 days of the date of the date of the table, at a weighted average exercise price of NIS 22.64 (or $5.89) per share, which expire between May 14, 2020 and October 27, 2021.  Does not include unvested options to purchase 9,688 ordinary shares that are not exercisable within 60 days of the date of the table.

(12)
Mr. Tsur holds 771,287 ordinary shares directly. Includes options to purchase 287,500 ordinary shares exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 42.58 (or $11.07) per share, which expire between June 8, 2018 and May 14, 2020.  Does not include unvested options to purchase 84,375 ordinary shares that are not exercisable within 60 days of the date of the table.

(13)	See footnotes (1)-(12) for certain information regarding beneficial ownership.

PROPOSAL 1
ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Under our articles of association, the number of directors on our Board of Directors shall be no less than five and no more than 11, and must include at least two outside directors, within the meaning of the Israeli Companies Law.  Our Board of Directors is currently comprised of nine directors, including two outside directors within the meaning of the Israeli Companies Law.

Each of our directors (other than outside directors within the meaning of the Israeli Companies Law) holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, each of our current directors who is not an outside director (within the meaning of the Israeli Companies Law), other than Messrs. Ziv Kop and Tuvia Shoham, is standing for reelection at the Meeting, to hold office until our next annual general meeting of shareholders, subject to our articles of association.  All of the directors standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2015 annual general meeting of shareholders, other than Dr. Michael Berelowitz and Mr. Saadia Ozeri who were elected by our Board of Directors to serve as directors in August 2015 and May 2015, respectively, to hold office until our next annual general meeting of shareholders and in accordance with our articles of association.  Each of our two outside directors, Dr. Abraham Havron and Dr. Estery Giloz-Ran, will continue to serve in accordance with their respective three-year terms, and a third outside director, Mr. Avraham Berger, is standing for election for an initial three-year term at the Meeting (see Proposal 2).

In accordance with the Israeli Companies Law, each of the nominees for election to our Board of Directors has certified to us that he meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his duties as a director of our company, taking into consideration our company’s size and special needs.

Nominees for Director

The following information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Leon Recanati has served on our Board of Directors since May 2005 and has served as Chairman since March 2013.  Mr. Recanati currently serves as a board member of Evogene Ltd., a plant genomics company listed on the TASE and New York Stock Exchange.  Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., GlenRock Medical, Gov, Govli Limited, Microbes Inc., RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., and Shavit Capital Funds.  Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock.  Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd.  Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion – Israel Institute of Technology and Tel Aviv University.

Dr. Michael Berelowitz has served on our Board of Directors since August 2015.  Dr. Berelowitz brings over 40 years of clinical development and academic research experience, including 15 years of pharmaceutical development experience with Pfizer, Inc.  From 2011 through 2015, Dr. Berelowitz served as a member of the board of directors of the Endocrine Fellows Foundation and currently serves as the chair of the corporate governance and nominations committee and is a member of the audit comment of Recro Pharma, Inc.   Dr. Berelowitz currently also serves as a member of the compensation committee of Oramed Pharmaceuticals Inc., where he has served on the board since May 2010. While at Pfizer, Dr. Berelowitz was Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit.  Dr. Berelowitz held various other roles at Pfizer, beginning as a Medical Director in the Diabetes Clinical Research team and then assuming positions of increasing responsibility. Prior to that, Dr. Berelowitz spent a number of years in academia and has held appointments at the University of Chicago, University of Cincinnati College of Medicine, SUNY at StonyBrook and, most recently, Mount Sinai School of Medicine.  Dr. Berelowitz holds a MBChB degree from University Of Cape Town- School of Medicine.

Jonathan Hahn has served on our Board of Directors since March 2010.  Mr. Hahn currently serves as the President and a director of Tuteur, where he has been since 2013. Previous to that, Mr. Hahn was Strategic Planning Manager at Tuteur and held a business development position in Forest Laboratories, Inc., based in New York.  Mr. Hahn holds a BA degree from San Andrés University and an MBA degree from New York University — Stern School of Business, with specializations in Finance and Entrepreneurship.

Saadia Ozeri has served on our Board of Directors since May 8, 2016.  Mr. Ozeri has extensive experience across a broad range of industries and geographies in business strategy, management and financing.  Since August 2013, Mr. Ozeri has served as the Chief Executive Officer of Kuf Dalet (104) Ltd., a private holding company engaged in investments in technology, real estate and infrastructure.  Mr. Ozeri also serves as the Chairman of the Board of Rotshtein Nadlan Ltd., a real estate public company traded on the TASE.  Mr. Ozeri served as our Chief Financial Officer from 2004 to 2007, leading our initial public offering and listing on the TASE.  Mr. Ozeri holds a BA degree (majoring in Accountancy) from the College of Management – Academic Studies and is a certified public accountant in Israel.

David Tsur has served on our Board of Directors since our inception and has served as Active Deputy Chairman of our Board of Directors since July 2015.  Mr. Tsur served as our Chief Executive Officer from our inception until July 2015.  Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc.  Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran.  Mr. Tsur holds a BA degree in Economics and International Relations and an MBA in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the NASDAQ Listing Rules, we follow Israeli law and practice rather than the NASDAQ requirement for independent direct oversight over our director nominations process.  In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders.  Under a voting agreement entered into on March 6, 2013, the Recanati Group, on the one hand, and the Damar Group, on the other hand, each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital.  In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors.  Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

PROPOSAL 2
ELECTION OF OUTSIDE DIRECTOR
(Item 2 on the Proxy Card)

The Israeli Companies Law requires companies incorporated under the laws of the State of Israel that are “public companies” to appoint at least two outside directors who meet the qualification requirements in the Israeli Companies Law.  However, according to a recent amendment to the Israeli Companies Regulations (Relief for Companies whose Securities are Listed for Trading on a Stock Exchange Outside Israel), 2000 (the “Relief Regulations”), a company whose shares are traded on certain stock exchanges outside Israel (including the NASDAQ Global Select Market) that does not have a controlling shareholder may elect to exempt itself from the requirements of Israeli law with respect to the appointment of outside directors, subject to certain conditions, including compliance with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee (see Proposal 7 for additional information).  We currently have two outside directors, Dr. Abraham Havron and Dr. Estery Giloz-Ran.  We believe it would be in our best interest to appoint a third person to serve as an outside director.

The Israeli Companies Law provides that a person may not serve as an outside director if the person is a relative (as such term is defined in the Israeli Companies Law) of a controlling shareholder or if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives (as such term is defined in the Israeli Companies Law), partners, employers or anyone to whom that person is subordinate (directly or indirectly), or entities under the person’s control have or had any affiliation with the company, any controlling shareholder of the company or relative of a controlling shareholder at the time of the appointment, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If a company does not have a controlling shareholder or any shareholder holding 25% or more of the company’s voting rights, a person may not serve as an outside director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment.  The term “affiliation” generally includes: an employment relationship; a business or professional relationship maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder (excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the initial public offering). The Israeli Companies Law defines “office holder” as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director and any other manager directly subordinate to the general manager.

A person may not serve as an outside director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity or person that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received, during his or her tenure as an outside director, direct or indirect compensation from the company for his or her role as a director, other than compensation permitted under the Israeli Companies Law and the regulations promulgated thereunder (including indemnification or exculpation, the company’s commitment to indemnify or exculpate such person and insurance coverage), may not continue to serve as an outside director.

In addition, no person may serve as an outside director if the person’s positions or other affairs create, or may create, a conflict of interest with that person’s responsibilities as a director, or may otherwise interfere with such person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an outside director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the outside director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an outside director of another company if, at that time, a director of the other company is acting as an outside director of the first company.

An outside director must meet certain professional qualifications or have financial and accounting expertise, as such terms are defined under regulations promulgated pursuant to the Israeli Companies Law. At least one outside director must have financial and accounting expertise. However, under the Relief Regulations, if at least one of our other directors (1) meets the independence requirements under applicable U.S. laws and the Nasdaq listing requirements for membership on the audit committee and (2) has financial and accounting expertise as defined in the Israeli Companies Law and applicable regulations, then our outside directors are not required to possess financial and accounting expertise as long as they possess the requisite professional qualifications. The board of directors determines whether a director possesses financial and accounting expertise or professional qualifications.

Each committee authorized to exercise any of the powers of the board of directors is required to include at least one outside director, and both the audit committee and compensation committee are required to include all of the outside directors, unless we elect to avail ourselves of the Israeli law requirements with respect to outside directors in accordance with the Relief Regulations, as described above and in Proposal 7 and subject to the approval of Proposal 7.

Outside directors are elected by the shareholders by a special majority.  Under Israeli law, the initial term of an outside director of an Israeli public company is three years.  The outside director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and as a company whose shares are listed on the TASE and a foreign exchange, our outside directors may be elected to additional terms of three years each, subject to conditions set out in the Relief Regulations.

Dr. Abraham Havron was appointed as an outside director for an initial three-year term in March 2011 and was reappointed as an outside director for a second three-year term in January 2014.  Dr. Estery Giloz-Ran was appointed as an outside director for an initial three-year term in January 2014.  At the Meeting, shareholders will be asked to elect Mr. Avraham Berger as a third outside director for an initial three-year term, effective upon the date of the Meeting.

Our Board of Directors has determined that Mr. Avraham Berger qualifies as an outside director within the meaning of the Israeli Companies Law, after receiving from him a declaration confirming his qualifications under the Israeli Companies Law to be elected as an outside director.  Our board of directors has further determined that Mr. Avraham Berger has the requisite “financial and accounting expertise,” as such terms are defined in regulations promulgated pursuant to the Israeli Companies Law.

Set forth below is a brief biography of Mr. Avraham Berger, based on information furnished to us by him.

Mr. Berger currently serves as technology investor.  Until 2014, Mr. Berger served as a senior partner and chief executive officer of PwC Israel, for more than 20 years.  Mr. Berger joined PwC Israel in 1976 and led it from 1991.  Mr. Berger has vast experience in mergers and acquisitions and complex public offerings, both in Israel and abroad.  Mr. Berger lectures at professional forums and has published several articles in the professional press.  Mr. Berger also serves as Chairman of the board of directors of TopAudio Ltd. and serves as director on the board of Weizmann Institute of Science.  Mr. Berger holds a Bachelor’s degree in Accounting and Economics awarded from Tel Aviv University and is a certified public accountant in Israel.

We are not aware of any reason why the nominee, if elected, would be unable or unwilling to serve as an outside director.

Under the Israeli Companies Law, the election of a nominee for outside director requires the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either: (i) the shares voting in favor of the election of the outside director (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the election of the outside director (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), or (ii) the total number of shares voted against the election of the outside director by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter (excluding a personal interest that does not result from the shareholder’s relationship with the controlling shareholder), does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on the election of the nominee for outside director indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on the election of the outside director and his or her vote will not be counted for the purposes of the proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

If elected to serve as an outside director, Mr. Berger will receive cash compensation in the form of an annual fee and a per meeting attendance fee, as described in Proposal 5, and, subject to the approval of Proposal 5, the equity based-compensation described in Proposal 5.  In addition, subject to the approval of Proposal 3, we will enter into an indemnification and exculpation agreement with Mr. Berger.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the election of the nominee for outside director.

PROPOSAL 3
APPROVAL OF INDEMNIFICATION AND EXCULPATION AGREEMENTS WITH DR.
MICHAEL BERELOWITZ, MR. AVRAHAM BERGER AND MR. SAADIA OZERI
(Item 3 on the Proxy Card)

Under the Israeli Companies Law, a company may indemnify a director for the following liabilities, payments and expenses incurred for acts performed by him or her, as an office holder (within the meaning of the Israeli Companies Law), either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

•
a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court.  However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances.  Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

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reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea); and (2) in connection with a monetary sanction; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea).

Under the Israeli Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty, but may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but provided that a provision authorizing such exculpation is included in the company’s articles of association.  Our articles of association include such a provision.  However, pursuant to an amendment to our Articles of Association approved by our shareholders on June 30, 2015, we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Companies Law).  We also may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Israeli Companies Law, a company may not indemnify or exculpate an office holder against any of the following:

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a breach of the duty of loyalty, except for indemnification for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or penalty levied against the office holder.

Our articles of association permit us to indemnify and exculpate our office holders to the fullest extent permitted under the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction); provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law).

We have entered into indemnification and exculpation agreements with each of our current office holders (including Dr. Michael Berelowitz and Mr. Saadia Ozeri) exculpating them from a breach of their duty of care to us to the fullest extent permitted by the Israeli Companies Law (provided that we may not exculpate an office holder for an action or transaction in which a controlling shareholder or any other office holder (including an office holder who is not the office holder we have undertaken to exculpate) has a personal interest (within the meaning of the Israeli Companies Law)) and undertaking to indemnify them to the fullest extent permitted by the Israeli Companies Law (other than indemnification for litigation expenses in connection with a monetary sanction), to the extent that these liabilities are not covered by insurance.  This indemnification is limited to events determined as foreseeable by our board of directors based on our activities, as set forth in the indemnification agreements.  Under such agreements, the maximum aggregate amount of indemnification that we may pay to all of our office holders together is (i) for office holders who joined our company before May 31, 2013, the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million, and (ii) for office holders who joined our company after May 31, 2013, 25% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment.

On July 12, 2016, we entered into an indemnification and exculpation agreement with Dr. Michael Berelowitz and Mr. Saadia Ozeri, respectively, pursuant to the approval of our Compensation Committee and Board of Directors on July 10, 2016 and July 12, 2016, respectively, subject to shareholder approval at the Meeting, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000 (the “Related Party Relief Regulations”).  In addition, on February 25, 2016, our Compensation Committee and Board of Directors, respectively, approved, subject to shareholder approval, our entering into an indemnification and exculpation agreement with Mr. Avraham Berger, subject to his election as an outside director at the Meeting.  The form of the indemnification and exculpation agreement entered into with each of Dr. Berelowitz and Mr. Saadia and proposed to be entered into with Mr. Berger is the form of indemnification and exculpation agreement approved by our shareholders at our 2015 annual general meeting (the “Indemnification and Exculpation Agreement”), which form is consistent with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 8 below).

Accordingly, we propose that, at the Meeting, our shareholders ratify and approve our entering into an indemnification and exculpation agreement with each of Dr. Michael Berelowitz and Mr. Saadia Ozeri, in the form of the Indemnification and Exculpation Agreement.  In addition, we propose that, subject to the election of Mr. Berger as an outside director at the Meeting, our shareholders approve our entering into an indemnification and exculpation agreement with him, in the form of the Indemnification and Exculpation Agreement.

Under the Israeli Companies Law, the payment of compensation to a director, including an undertaking to indemnify and exculpate a director, in a manner that is consistent with a company’s compensation policy, must be approved by the compensation committee, board of directors and shareholders of that company, in that order

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to ratify and approve the Company’s entering into an indemnification and exculpation agreement with each of Dr. Michael Berelowitz and Mr. Saadia Ozeri, and subject to and effective as of the election of Mr. Avraham Berger as an outside director, to authorize the Company to enter into an indemnification and exculpation agreement with him, in each case in the form described in the Proxy Statement for the 2016 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 4
APPROVAL OF THE GRANT OF OPTIONS TO DIRECTORS
(OTHER THAN THE OUTSIDE DIRECTORS)
(Item 4 on the Proxy Card)

As an incentive for the continued activities and efforts of the members of our Board of Directors, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, the grant of options to each of our current directors (other than the outside directors), as follows: (i) the grant of options to purchase 5,000 ordinary shares to each of the current directors that are not outside directors, other than Leon Recanati, the Chairman of our Board of Directors, and David Tsur, the Active Deputy Chairman of our Board of Directors; and (ii) the grant of options to purchase 10,000 ordinary shares to each of Leon Recanati and David Tsur.  The options shall be exercisable on a cashless basis based on an exercise price of NIS 15.20 (approximately $3.95) per share (which, in accordance with our Compensation Policy, is equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options will be granted under our 2011 Israeli Share Option Plan.  The award of the options and their terms are in accordance with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 8 below).

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to a director, which is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders, in that order.  On  July 12, 2016, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant of the options described above to our directors (other than the outside directors).

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to grant to each of the Company’s directors (other than the outside directors, Mr. Leon Recanati and Mr. David Tsur), options to purchase 5,000 ordinary shares of the Company and to grant to each of Mr. Leon Recanati and Mr. David Tsur options to purchase 10,000 ordinary shares of the Company.  The options shall be granted under the Company’s 2011 Israeli Share Option Plan and the terms of such option grants, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the 2016 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 5
APPROVAL OF THE GRANT OF OPTIONS TO OUTSIDE DIRECTORS
(Item 5 on the Proxy Card)

The remuneration of outside directors of an Israeli company is regulated by the Israeli Companies Law, the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended (the “Compensation Regulations”) and the Relief Regulations.  Under the Israeli Companies Law and the Compensation Regulations, a company is generally required to pay its outside directors a cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board committee meetings) that is within a range of fees determined based on the company’s equity in the manner set forth in the Compensation Regulations.  If a company elects to pay an outside director an annual fee and a per meeting attendance fee within the range of the average and maximum annual fee and per meeting attendance set forth in the Compensation Regulations, such compensation does not require shareholder approval.

Provided that the requirements for payment of the annual and per meeting attendance fees are met, a company may elect to further compensate its outside directors in the form of a grant of securities.  Such grant of securities must be made under a compensation plan that includes all of the company’s office holders and must be in proportion to the securities granted to the company’s “other directors,” within the meaning of the Compensation Regulations, provided that the company has at least two “other directors.” The term “other director” generally refers to a director who is not: an outside director; a controlling shareholder; an employee or service provider of the company, an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes).  The securities awarded to the outside directors may not be less than the securities awarded to any “other director” nor may the award exceed the average securities awarded to all of the “other directors,” and shall be paid at the same time that compensation is awarded to the “other directors.”  A company is also required to reimburse an outside director for certain expenses set forth in the Compensation Regulations.

A nominee for outside director must be informed of the compensation to be paid by the company (and in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service.  Also, the compensation paid to each of a company’s outside directors must be the same, regardless of the form of compensation, except that expert outside directors may receive higher compensation than non-experts (provided that the compensation paid to each expert director must be the same).  However, at the time a new outside director is appointed, a company may decide that at the end of the term of a serving outside director, the new outside director will receive compensation that is less than the serving outside director.  In addition, at the time a new outside director is appointed, a company may modify the compensation of a serving outside director provided such change is beneficial to such outside director.

We currently pay each of our outside directors an annual fee and per meeting attendance fee equal to the maximum statutory amount payable by companies of our size as set forth from time to time in the Compensation Regulations.  According to the Compensation Regulations, an outside director is entitled to 60% of the per meeting fee if he or she participated in the meeting by means of communication and not in person, and to 50% of the per meeting fee if resolutions were approved in writing, without convening a meeting.  If Mr. Berger is elected to serve as an outside director for an initial three-year term (see Proposal 2), pursuant to the approval of our Compensation Committee and Board of Directors, we will pay to Mr. Berger, commencing as of his election as an outside director and for the duration of his service in such capacity, the maximum annual and per meeting attendance fees payable to expert directors under the Compensation Regulations.  As described above, such compensation does not require shareholder approval under the Compensation Regulations.

In addition, subject to and effective as of the election of Mr. Berger as an outside director for an initial three-year term (see Proposal 2) and subject to the approval of Proposal 4, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, to pay to Mr. Berger equity-based compensation in the form of a grant of options to purchase 5,000 ordinary shares.  In accordance with the terms of grant, the options shall be exercisable on a cashless basis based on an exercise price of NIS 15.20 (approximately $3.95) per share (which, in accordance with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 8 below), is equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors).  The options will vest over a period of four years in 13 installments: 25% of the options will vest on the first anniversary of the grant date and 6.25% of the remaining options will vest at the end of each quarter thereafter.  The options will be exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter.  The options will be granted under the Company’s 2011 Israeli Share Option Plan.  The award of the options and their terms are in accordance with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 8 below).

As described above, according to the Compensation Regulations, the terms of compensation of an outside director may not be modified during the three year term other than to conform to the terms of a newly appointed outside director, provided that such modification is beneficial to the serving outside director(s).  Furthermore, all of the outside directors must receive the same remuneration.  Subject to the election of Mr. Berger as an outside director, our Compensation Committee and Board of Directors propose to grant to each of our currently serving outside directors, Dr. Abraham Havron and Dr. Estery Giloz-Ran, the same equity-based compensation in the form of options to purchase 5,000 ordinary shares being offered to the new nominee for outside director, under the same terms as the options to be granted to Mr. Berger, as described above.  We believe that the modification of the compensation terms of our currently serving outside directors will be beneficial to each of them.

Under the Israeli Companies Law, the payment of compensation, including the grant of options, to an outside director that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders of that company, in that order.  On July 12, 2017, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant of the options described above to our outside directors.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, subject to and effective as of the election of Mr. Berger as an outside director for an initial three-year term and subject to the approval of Proposal 4, to grant to each of the Company’s outside directors (including Mr. Berger) options to purchase 5,000 ordinary shares of the Company, under the Company’s 2011 Israeli Share Option Plan.  The terms of such option grants, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the 2016 Annual General Meeting of Shareholders.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 6
APPROVAL OF AMENDED COMPENSATION TERMS FOR OUR CHIEF EXECUTIVE
OFFICER
(Item 6 on the Proxy Card)

Mr. Amir London has served as our Chief Executive Officer since July 2015.  Prior to that, from December 2013, Mr. London served as our Senior Vice President, Business Development. Mr. London has over 20 years of senior management and international business development experience. From 2011 to 2013, Mr. London served as the Chief Operating Officer of Fidelis Diagnostics, a U.S.-based provider of innovative in-office medical diagnostic services.  Earlier in his career, from 2009 to 2011, Mr. London was the Chief Executive Officer of Promedico, a leading Israeli-based healthcare distribution company, and the General Manager of Cure Medical, from 2006 to 2009, providing contract manufacturing services for clinical studies, as well as home-care solutions. From 1995 to 2006, Mr. London was a partner with Tefen, an international, publicly-traded operations management consulting firm, where he was responsible for the firm’s global biopharma practice.  Mr. London holds a B.Sc. degree in Industrial and Management Engineering from the Technion – Israel Institute of Technology.

At our 2015 annual general meeting, our shareholders approved the terms of engagement of Mr. Amir London as our Chief Executive Officer, effective as of July 1, 2015, which include a gross monthly salary of NIS 65,000 (approximately $16,875).  Our Compensation Committee and Board of Directors conduct a periodic review of our executive officers’ base salaries during the course of the first quarter each year.  Based on such review, Compensation Committee and Board of Directors concluded that Mr. London’s gross monthly salary should be increased to reflect his performance and significant contribution to our company.  Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, a 10% increase to Mr. London’s gross monthly salary, such that he will be entitled to a gross monthly salary of NIS 71,500 (approximately $18,430), effective as of July 1, 2106.

In addition, our company’s policy is to grant options to our employees and executive officers on an annual basis.  According to such policy, our Compensation Committee and Board of Directors have approved, subject to shareholder approval, a grant to Mr. London of options to purchase 18,000 ordinary shares and, subject further to the approval of the amendment of our Compensation Policy at the Meeting (see Proposal 8), 6,000 restricted ordinary shares.  The options shall be exercisable on a cashless basis at an exercise price equal to NIS 15.20 (approximately $3.95) per share (which, in accordance with our current Compensation Policy and as proposed to be amended at the Meeting (see Proposal 8 below), is equal to the higher of (i) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of the approval of the option grant by our Board of Directors plus 5% and (ii) the closing price of our ordinary shares on the TASE on the date of the approval of the option grant by our Board of Directors).  The options and the restricted shares will vest over a period of four years in 13 installments: 25% of the options and restricted shares will vest on the first anniversary of the grant date and 6.25% of the remaining options and restricted shares will vest at the end of each quarter thereafter.  The options and restricted shares will be exercisable for 6.5 years following the date of grant and all unexercised options and restricted shares will expire immediately thereafter.  The options and restricted shares will be granted under our 2011 Israeli Share Option Plan.

Other than as described above, Mr. London’s terms of engagement as Chief Executive Officer shall remain as currently in effect.

The proposed increased gross monthly salary and the award of the options and their terms are in accordance with our current Compensation Policy and as proposed to be amended at the Meeting, and the award of restricted shares and their terms are consistent with the terms of our proposed amended Compensation Policy (see Proposal 8 below).

Under the Israeli Companies Law, the payment of compensation, including the grant of options and restricted shares, to a chief executive officer that is consistent with a company’s compensation policy must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the increase in the gross monthly salary of Mr. Amir London, the Company’s chief executive officer, as described in the Proxy Statement for the 2016 Annual General Meeting of Shareholders, and the grant to Mr. London of options to purchase 18,000 ordinary shares of the Company and 6,000 restricted ordinary shares, under the Company’s 2011 Israeli Share Option Plan.  The terms of such option grant, including the exercise price and vesting terms, shall be as described in the Proxy Statement for the 2016 Annual General Meeting of Shareholders.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the proposal (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the proposal, or (ii) the total number of shares voted against the proposal by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 7
AMENDMENT AND ADOPTION OF ARTICLES OF ASSOCIATION
(Item 7 on the Proxy Card)

The Israeli Companies Law requires companies incorporated under the laws of the State of Israel that are “public companies” to appoint at least two outside directors who meet the qualification requirements in the Israeli Companies Law.  See Proposal 2 for information regarding the qualifications, appointment and service of outside directors.

However, according to a recent amendment to the Relief Regulations, a company whose shares are traded on certain stock exchanges outside Israel (including the NASDAQ Global Select Market, such as our company) that does not have a controlling shareholder and that complies with the requirements of the laws of the foreign jurisdiction where the company’s shares are listed, as they apply to domestic issuers, with respect to the appointment of independent directors and the composition of the audit committee and compensation committee, may elect to exempt itself from the requirements of Israeli law with respect to (i) the requirement to appoint outside directors and that one outside director serve on each committee of the board of directors; (ii) certain limitations on the employment or service of an outside director or his or her spouse, children or other relatives, following the cessation of his or her service as an outside director, by or for the company, its controlling shareholder or an entity controlled by the controlling shareholder; (iii) the composition, meetings and quorum of the audit committee; and (iv) the composition and meetings of the compensation committee.

To enable us to avail ourselves of the relief granted under the Relief Regulations with respect to the appointment of outside directors and the composition of the audit committee and compensation committee, should we elect to do so, we propose to amend Articles 16.4, 22 and 26 of our Articles of Association.  The proposed amendments to such Articles 16.4, 22 and 26 are set forth on Appendix A1 (language on Appendix A1 in bold and underlined is proposed to be added to the respective provisions and language on Appendix A1 in bold strikethrough is proposed to be deleted from the respective provisions).  Appendix A1 includes an English translation of the proposed amended Articles 16.4, 22 and 26 of our Articles of Association as currently in effect.

Our current Articles of Association are in Hebrew, which are currently the governing and binding version of our Articles of Association, and any English translations of the Hebrew version are for convenience purposes only.  As a company whose shares are listed on NASDAQ, with many international investors, we believe it would be appropriate for our governing Articles of Association to be in English.  Accordingly, we are proposing that at the Meeting, our shareholders approve and adopt an English language version of our Articles of Association (as proposed to be amended by this Proposal 7), in the form attached as Appendix A2, as our governing Articles of Association.  Other than the proposed amendments to our current Articles of Association set forth on Appendix A1, the proposed Articles of Association attached as Appendix A2 is a complete English translation of our current Hebrew language Articles of Association and no other changes have been made to the proposed English language Articles of Association.

Under the Israeli Companies Law, the proposed amendments to our Articles of Association and the adoption of English language Articles of Association (as proposed to be amended at the Meeting) as our governing Articles of Association require the approval of our shareholders.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the proposed amendments to Articles 16.4, 22 and 26 of the Articles of Association of the Company, as set forth on Appendix A1 to the Proxy Statement for the 2016 Annual General Meeting of Shareholders be, and hereby are, approved and adopted, and that the English language version of the amended Articles of Association of the Company in the form attached as Appendix A2 to the Proxy Statement for the 2016 Annual General Meeting of Shareholders be, and hereby is, approved and adopted as the governing Articles of Association of the Company.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 8
APPROVAL OF AMENDED AND RESTATED COMPENSATION POLICY
(Item 8 on the Proxy Card)

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders, including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Such compensation policy must comply with the requirements of the Israeli Companies Law.  The compensation policy must be approved at least once every three years, by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by a special majority (as described below).  In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.  The compensation policy must include certain principles and provisions set forth in the Israeli Companies Law.

Our current Compensation Policy, which was approved by our shareholders on January 28, 2014 and amended by our shareholders on June 30, 2015, applies to our chief executive officer, members of our executive management, each person fulfilling such positions even if his or her title is different, and directors.  The Compensation Policy was drafted and approved in accordance with the requirements of the Israeli Companies Law and determines (among other things) the amount of the compensation of our office holders, its components, the maximum values for the various components of compensation and the method for determining compensation.

Our Compensation Committee and Board of Directors conducted a periodic review of our Compensation Policy, as part of which they reviewed data and information they deemed relevant, including data of compensation paid to office holders in peer companies in our industry.  Based on such review, our Compensation Committee and Board of Directors concluded that it would be in the best interest of the Company to amend and restate our current Compensation Policy with the amended and restated Compensation Policy attached as Appendix B (the “Amended Compensation Policy”).  The text underlined in the proposed Amended Compensation Policy is proposed to be added to the current Compensation Policy and the text strikethrough in the proposed Amended Compensation Policy is proposed to be deleted from the current Compensation Policy.  Our existing Compensation Policy is in Hebrew and any English translations thereof are for convenience purposes only; however, if the proposed Amended Compensation Policy, which is in English, is approved and adopted at the Meeting, it shall constitute the governing and binding version of our Compensation Policy.

The primary proposed amendments to the current Compensation Policy set forth in the Amended Compensation Policy are as follows:

•
Amendment of the ratio between fixed compensation and variable compensation (annual bonus and equity-based compensation) to a ratio of up to 1:2 for the chief executive officer and deputy chief executive officer and up to 1:1 for vice presidents.

•
Increase of the maximum annual bonus for the chief executive officer to ten times his or her base monthly salary, for the deputy chief executive officer to nine times his or her base monthly salary and for vice presidents to eight times his or her base monthly salary.

•	Increase of the maximum equity-based compensation to a maximum of 15 monthly salaries for all executive officers.
•	Amendment of the type of equity-based compensation that may be awarded to office holders to include restricted shares.
•
Inclusion of a provision pursuant to which we may grant our office holders a one-time bonus of up to NIS 500,000 (in addition to the annual bonus) upon the occurrence of special circumstances or events.

•
Inclusion of the terms of a directors’ and officers’ liability insurance policy.  Under the Related Party Relief Regulations, the procurement of directors’ and officers’ liability insurance shall not require shareholder approval and may be approved only by the compensation committee, if the terms of the policy are set forth in the compensation policy and the compensation policy was adopted by the shareholders by a special majority, as set forth in the Israeli Companies Law, provided that the insurance is on market terms and is not likely to materially impact the profitability of the company or its assets or obligations.

Under the Israeli Companies Law, the amendment of our Compensation Policy must be approved by the compensation committee, board of directors and shareholders by a special majority, in that order.  On May 30, 2016, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the Amended Compensation Policy, while taking into account the considerations, principles and provisions set forth in the Israeli Companies Law.

If the Amended Compensation Policy is approved and adopted by our shareholders at the Meeting, it may remain in effect for up to three years, and shall be subject to periodic assessments by our board of directors in accordance with the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the amended and restated Compensation Policy of the Company, as set forth on Appendix B to the Proxy Statement for the 2016 Annual General Meeting of Shareholders be, and hereby is, approved and adopted.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution, provided that either: (i) the shares voting in favor of the matter (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal.  For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposals above.

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSAL 9
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 9 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2016 and for such additional period until our next annual general meeting, pursuant to the recommendation of our Audit Committee and Board of Directors.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with our Articles of Association and as permitted by the Israeli Companies Law, our Board of Directors is authorized to determine the compensation of our independent registered public accountants.  Our Board of Directors will determine such compensation following the pre-approval and recommendation of our Audit Committee.  For details regarding the fees billed to us by Kost Forer Gabbay & Kasierer for professional services rendered in 2015, see “Item 16C. Principal Accountant Fees and Services” of our annual report on Form 20-F for the year ended December 31, 2015.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2016 and for such additional period until the next annual general meeting, be and hereby is ratified and approved.”

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

Our Board of Directors has approved, and our representative will present to the shareholders for review and discussion at the Meeting, our audited consolidated financial statements for the year ended December 31, 2015.  This Item will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2015, which form part of our annual report on Form 20-F for the year ended December 31, 2015 filed with the SEC on February 25, 2016, are available on our website at www.kamada.com or through the EDGAR website of the SEC at www.sec.gov or through the Magna website of the Israel Securities Authority at www.magna.isa.gov.il. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request.  None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2016 Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Leon Recanati Chairman of the Board of Directors

Date: July 21, 2016

Appendix A1

Amendments to Articles of Association

Below is an English translation for convenience only; the Hebrew version thereof is the governing version.

“16.         General Meetings

Resolutions of the Company in the following matters shall be adopted by the general meeting:
……

16.4           Appointment of directors, including outside directors (to the extent outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the Board of Directors of the Company), and their dismissals;”

“22.         Outside Directors

To the extent outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the Board of Directors of the Company, at least two outside directors shall ~~function in~~ serve on the Board of Directors of the Company in accordance with the requirements of the Companies Law and the regulations thereunder~~, and the provisions specified in the Companies Law shall be in effect for this matter~~.

“26.         Audit Committee

26.1
The Board of Directors of the Company shall appoint an audit committee from among its members. The number of members in the audit committee shall not be less than three. ~~and~~ If outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the Board of Directors of the Company, all the outside directors shall be members ~~thereof~~ of the audit committee. The chairman of the Board of Directors, or any director who is employed by the Company or provides the Company with services on a regular basis and/or a controlling shareholder or a relative thereof, shall not be appointed as a member of the audit committee.”

Appendix A2

Amended Articles of Association

COMPANIES LAW, 5759 - 1999

ARTICLES OF ASSOCIATION FOR THE MANAGEMENT OF
 A LIMITED LIABILITY PUBLIC COMPANY

1.	Name of the Company

The name of the Company is: (in English): KAMADA LTD

2.	Objectives of the Company

The objective of the Company is to engage in any lawful activity.

3.	Definitions and Interpretation

3.1	"Securities Law" – Securities Law – 5728 – 1968, and any other law which shall amend or replace it, as shall be in effect from time to time.

3.2	Words denoting the singular shall include the plural and vice versa; words denoting the masculine shall include the feminine and vice versa.

3.3
Unless special definitions for specific terms are included in these Articles, any word or term in these Articles shall be attributed the meaning designated for them in the Companies Law 5759 – 1999 (in these Articles: "Companies Law"), unless such meaning will contradict the written subject or the content thereof.

3.4
To dispel any doubt, matters that are provided for in the Companies Law such that their provision may be stipulated in the Articles of Association and these Articles do not make any contrary reference to them other than in respect to the provisions set forth in the Companies Law - the Companies Law shall apply to them.

Proposed Amended version - for approval at the Annual General Meeting of Shareholders - August 30, 2016

4.	Business

The Company is entitled, at any time, to engage in any industry, or type of business that it is authorized expressly or implicitly to engage in pursuant to Article 2 above. Likewise the Company is entitled to cease its engagement in these businesses regardless of whether it started to do business in said industry or type of business or not.

5.	Official Office

The official office of the Company shall be the address to be determined from time to time by the Board of Directors, or by one who has been authorized by the Board of Directors for such purpose.

6.	The share capital of the Company and the rights attached to the shares

6.1	The authorized capital of the Company is NIS 70,000,000 divided into 70,000,000 Ordinary Shares of a nominal value of NIS 1 each.

6.2	The ordinary shares shall confer upon their holders -

6.2.1
An equal right to receive notices of general meetings of the Company, to participate and vote in the general meetings of the Company, both in regular or extraordinary meetings, and each share of the Company entitles its holder, who is present at a meeting and participates in the vote, by himself, through a representative or through a voting instrument, to one vote;

6.2.2
Equal rights to participate in the distribution of dividends, in cash or by way of bonus shares, in the distribution of assets or any other distribution, according to the pro rata share of the nominal value of the shares held by them;

6.2.3	Equal right to participate in the distribution of surplus assets of the Company at its dissolution pro rata to the nominal value of the shares held by them.

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7.	Limited Liability

The shareholders liability for debts of the Company shall be limited to the full amount (nominal value together with the premium) which they were required to pay to the Company for the shares which is still outstanding.

8.	Joint shares and share certificates

8.1	If two or more persons are registered in the Shareholder Register as joint owners of a share, each person may give a binder receipt for any dividend or other monies relating to the share.

8.2
A shareholder registered in the Shareholder Register is entitled to receive from the Company, free of charge, within a period of three months after the allocation or registration of the transfer of one share certificate on which is imprinted all the shares registered in his name listing the number of the shares. If a share is jointly owned, the Company will issue one share certificate for all of the owners of the share, and the delivery of this share certificate to any of the joint owners of the share shall be deemed as delivery to all the owners.

8.3	Each share certificate shall bear the signature of at least one director together with the Company stamp or its printed name.

8.4	A share certificate that has been destroyed, defaced or lost may be replaced upon the furnishing of proof and guarantees as required by the Company from time to time.

9.	Relief of the Company for shares that are not fully paid up

9.1
If a shareholder fails to pay the consideration which he undertook to pay for his shares, in whole or in part, on time and under the terms of the issuance of the shares and/or the demand for payment as set forth in Article 9.2 herein, the Company may, upon a decision by the Board of Directors, forfeit such shares in respect to which their payment is outstanding. Forfeiture of shares shall take place only after the Company has sent the shareholder written notice of its intent to forfeit the shares within at least 7 days from the date of receipt of the notice if payment is not made within the period of time so specified in the notice.

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The Board of Directors may at any time prior to the date on which the forfeited share is sold, reissued or transferred in another manner, revoke the forfeiture under such terms as they deem fit.

Shares that are forfeited shall be held by the Company as dormant shares or can be sold.

9.2
If, under the terms of  issuance of shares no date is designated for payment of any installment of the price that must be paid for the shares, the Board of Directors may from time to time, require payment from the shareholders for the outstanding monies not yet paid for the shares held by them and each shareholder shall be bound to pay the Company the required sum at the time so designated, provided that 14 days advance notice is received regarding the date and place where payment is to be made ("Call for Payment"). The notice shall specify that non payment at or prior to the designated time, at the specified location, may cause a forfeiture of such shares in respect to which a call for payment has been made. A Call for Payment may be revoked or deferred to another time, as the Board of Directors decides.

9.3
In the absence of any other determination in the terms of issuance of the shares, a shareholder shall not be entitled to receive dividends or exercise any right as a shareholder for any shares that have not yet been fully paid.

9.4	Persons who are joint owners of a share shall be jointly and severally liable for payment of the sums owed to the Company for the share.

9.5	Nothing in this Article 9 shall derogate from any other action to be taken by the Company against a shareholder who fails to defray his debt to the Company in respect to his shares.

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10.	Transfer of shares

10.1
Any transfer of shares that is listed in the Shareholders Register in the name of a registered shareholder, including a transfer by the nominee company or to it, shall be made by a share transfer deed in the language customary for this matter in Israel or any other version authorized by the Board of Directors or any person so authorized by it for this purpose. A share transfer deed shall be signed personally, by the transferor and the transferee by themselves or through their attorneys, along with the signature of witnesses authenticating their signatures.

10.2
Prior to the registration of any transfer of shares in the Shareholder Register, a share transfer deed shall be submitted to the Company at its registered address or any other place that the Board of Directors shall designate for this purpose or to whom the Board of Directors shall so designate, along with the share certificates that are being transferred (if issued) and any other proofs required by the Company regarding the proprietary right of the transferor of his right to transfer the shares and the authority of the transferor's attorney or the transferee's attorney to sign on behalf of the transferor or transferee on the share transfer deed (if so signed by an attorney).

10.3	The Company shall be entitled, in an amount designated by the Board of Directors from time to time, to collect a reasonable fee under the circumstances, for the registration of the transfer.

10.4
Subject to the provisions of the Companies Law, a transfer of shares shall not be registered in the Shareholder Register until the Company has received a transfer deed, the share certificate and the required proofs as stated above, and the Company was paid the sum that was designated, if so designated, for registration of the transfer; the transferor shall continue to be deemed the owner of the transferred shares until the registration of the transferee as the holder of the transferred shares in the Shareholder Register.

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10.5
The Company may close the Shareholder Register for a period of time decided by the Board of Directors provided that it does not exceed, in aggregate, thirty days each year. When the Shareholder Register is closed, share transfers may not be registered.

10.6	Subject to these Articles or the terms of the issuance of the shares, any fully paid up share may be transferred without the approval of the Board of Directors.

10.7	If the Company refuses to approve a transfer of shares, it shall notify the transferor of such no later than one month from the date it received the share transfer deed.

10.8
Share transfer deeds that are registered in the Shareholder Register shall remain with the Company. Any share transfer deed that the Company refused to register in the Shareholder Register shall be returned to the person who submitted it, upon his request.

10.9
Subject to the provisions of the Companies Law and these Articles, if it is proved to the satisfaction of the Company and by the means designated by it, that the legal conditions for assignment of the right to the shares registered in the Shareholders Register in the name of a registered shareholder exist, the Company shall recognize the assignee and him only, as the holder of the rights to such shares.

10.10
Notwithstanding the above, upon the death of one or more individuals who are registered as joint owners of shares registered in their name in the Shareholder Register, the Company shall recognize the remaining registered owners who are alive, and them only, as the owners of those shares.

10.11
Subject to the provisions of these Articles, the Company shall change the  ownership of shares in the Shareholder Register if an order of the court instructing it to amend the Shareholder Register has been delivered to it, or if it has been proven to the Company, to its satisfaction and by the means designated by it, that the terms in the law for assignment of the shares have been satisfied, and the Company shall not recognize the right of a person to shares prior to his proving his right to them as explained above.

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10.12
Without derogating from the above, the Company may refuse to change the registration of the ownership of shares in the Shareholder Register or may defer it, as it would have been entitled to do, if the registered shareholder had by himself transferred the share, prior to the assignment of the right.

10.13
Subject to the provisions of the Companies Law and the provisions of these Articles, a person who becomes entitled to a share, shall be entitled to transfer the shares as the registered owner of the share himself was allowed, prior to the assignment of the right..

10.14
The Company may destroy share transfer deeds following the expiration of a seven year period from the date of the registration in the Shareholder Register, and the Company may destroy share certificates that were revoked, after the expiration of seven years from their revocation, and there shall exist a retroactive presumption that all of the share transfer deeds and certificates that were destroyed were fully valid and that the transfers, revocations and registrations, as warranted, had been lawfully carried out.

11.	Change of Capital

11.1	The general meeting may increase the authorized share capital of the Company by creating new shares of an existing or new class of shares, as decided by the general meeting.

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11.2	The general meeting may cancel the unissued authorized share capital provided that there is no existing obligation of the Company including a contingent obligation, to issue the shares.

11.3	The general meeting may, subject to the provisions of the law:

11.3.1	Consolidate and re-divide its share capital, or any part thereof, to shares of a per share nominal value that is greater than the per share nominal value of its existing shares.

11.3.2
Divide, by  a re-division of the existing shares, in whole or in part, its share capital, in whole or in part, to shares of a per share nominal value that is smaller than the per share nominal value of its existing shares.

11.3.3	Reduce the share capital and any capital redemption reserve fund in the manner and under the terms and with the approval required by the Companies Law.

11.3.4
Redistribute the existing shares, in whole or in part, into shares of different, new and/or existing classes, with the same preferred rights, priority rights, preferential rights, exceptions, restrictions, classes, changes of rights, missing rights and deferred rights as the resolution states.

12.	Change of rights of share classes

12.1
If the share capital is divided into different classes of shares, the Company may, by a resolution adopted by a general meeting, by regular majority, unless the terms of issuance of the particular class of shares stipulates otherwise, cancel, convert, expand, add, reduce, amend or change in another manner the rights of a class of shares of the Company, provided that the resolution was approved at a general meeting for shareholders of that particular class, by regular majority,  or - if otherwise stipulated in the terms of issuance of a particular class of shares of the Company - as stipulated in said terms of issuance, and subject to relevant law.

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12.2
The provisions fixed in these Articles regarding shareholders meetings shall apply, mutatis mutandis, to all meetings of a class, provided that a quorum in a meeting of a class shall be when at the commencement of the meeting, there shall be present, themselves, or by proxy, one or more shareholders who together hold at least twenty five percent of the number of shares issued of the particular class. If no quorum exists within one half hour from the time designated for the commencement of the meeting, the meeting of the class shall be adjourned for one week, to the same day of the week, the same time and same place, or to a later date or another place if so stated in the notice of the meeting, and at the adjourned meeting, a quorum shall be the number of participants therein notwithstanding the number of shares held by them.

12.3
The rights conferred upon shareholders or owners of a class of shares that were issued, whether with ordinary rights, preferred rights or other special rights, shall not be deemed as having been converted, reduced, impaired or altered in another manner by the creation or issuance of additional shares of any class, whether of equal, different or preferred rights nor will they be considered as having been converted, reduced, impaired or altered in another manner, by an alteration of the rights attached to shares of another class, unless expressly stipulated otherwise in the terms of the issuance of the shares.

13.	Issuance of other shares or securities

13.1
The Company may issue shares and other securities which are convertible or may be exercised into shares, as the Board of Directors determines, limited to the authorized share capital of the Company; For purposes of calculating the limit of the authorized capital, convertible securities or securities that are exercisable into shares, shall be considered as having been converted or exercised on the date of their issuance. Without derogating from the foregoing generalities, the Company may issue the other shares and securities, grant preferred rights, including options, to purchase them or otherwise regulate them, to those persons, at such times, at the prices and under such terms as the and in accordance with any other provision associated thereto, including, provisions regarding the methods for distributing the shares and securities issued by the Company, among their purchasers, including in the case of a oversubscription, all – as the Board of Directors decides.

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13.2
Without derogating from the foregoing generalities, and subject to the provisions of the Companies Law and these Articles, the Board of Directors may determine that the purchase price for the shares shall be paid in cash or in specific assets, including securities or in any other manner it deems fit, or that the shares will be issued as bonus shares or issued for their nominal value or for a greater value, individually or by a series of shares, all pursuant to the terms and at such times as determined by the Board of Directors in its discretion.

14.	Redeemable securities

Subject to the provisions of the Companies Law the Company may issue redeemable securities under such terms and in such manner as determined by the Board of Directors in its discretion.

15.	Registers

15.1
The Company shall maintain a Shareholder Register as required by the Companies Law. Subject to the provisions of the Companies Law, upon registration in the Shareholder Register the registered shareholder will be deemed the owner of the shares registered in his name, even if a share certificate has not been issued for the shares.

15.2	The Company will maintain a Register for substantial shareholders, as required by the Companies Law.

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15.3	The Company may maintain another Shareholder Register outside of Israel under the terms established for this matter in the Companies Law.

15.4
The Company will maintain a register of bond holders and holders of convertible securities of the Company, and the provisions of these Articles relating to shares shall apply to these convertible shares, in respect to the registration in a register, the issuance of certificates, replacement of certificates, transfer and assignment, mutatis mutandis, all subject to the terms of issuance of the securities.

16.	General Meetings

Resolutions of the Company in the following matters shall be adopted by the general meeting:

16.1	Changes to the Articles of Association;

16.2	Exercise of the powers of the Board of Directors if the Board of Directors cannot fulfill its position, as stated in clause 52(a) of the Companies Law;

16.3	Appointment of the Company auditor and the termination of his employment;

16.4
Appointment of directors, including outside directors (to the extent outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the Board of Directors of the Company), and their dismissals;

16.5	Approval of actions and transactions requiring approval of the general meeting under the Companies Law or any other law;

16.6	Increase of the authorized share capital and its reduction;

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16.7	Any other resolution that under the Companies Law must be adopted by a general meeting;

16.8	Merger, as defined in the Companies Law.

17.	Convening General Meetings

17.1
General meetings shall be convened at least once a year at the place and time determined by the Board of Directors but no later than 15 months after the previous general meeting. These general meetings shall be called "annual meetings". The other meetings of the Company shall be called "extraordinary meetings".

17.2
The agenda at the annual meeting shall include deliberation of reports by the Board of Directors and the financial statements as required by law. The general meeting shall appoint an auditor, the directors under these Articles and shall discuss all other matters which must be discussed in the annual meeting of the Company by these Articles and by the Law, as well as any other matter determined by the Board of Directors.

17.3
The Board of Directors may convene an extraordinary meeting by a resolution of the board and must convene a general meeting if it receives a written demand to do so by any of the following ("Demand to Convene"):

17.3.1	Two directors or a quarter of the directors then serving; and/or

17.3.2	One or more shareholders, who hold at least five percent of the issued capital and at least one percent of the voting rights in the Company; and/or

17.3.3	One or more shareholders who hold at least five percent of the voting rights in the Company.

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17.4
Any demand to convene must specify the objectives in respect to which the meeting would be called and shall be signed by the persons requesting the meeting and delivered to the official office of the Company. The demand may consist of a number of identical documents each one signed by one or more requesting individuals.

17.5
The Board of Directors that is requested to convene an extraordinary meeting will convene such a meeting within twenty one days from the date the demand to convene was submitted to a date that will be specified in the invitation and subject to relevant law.

17.6
If the Board of Directors fails to convene an extraordinary meeting requested under Article 17.3 above, the requesting individual may, and if they are shareholders - even some of them who hold more than half of the voting rights, convene the meeting on his own, provided that it is not convened more than three months from the date such demand was submitted, and it shall be convened, insofar as possible, in the same manner that meetings are convened by the Board of Directors.

17.7
The agenda of a shareholders meeting shall be determined by the Board of Directors and shall also include topics for which an extraordinary meeting was demanded to be convened under Article 17.5 as well as topics that were requested as set forth in Article 17.8.

17.8
One or more shareholders who hold at least one percent of the voting rights in a shareholders meeting may ask the Board of Directors to include a topic on the agenda of a shareholders meeting to be convened in the future, provided that the topic is suitable for discussion at the shareholders meeting.

17.9
A demand as set forth in Article 17.8 shall be submitted in writing to the Company at least seven days prior to the issuance of notice of the convening of a shareholders meeting, along with the language of the proposed resolution by the shareholders attached to the demand.

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17.10	Notice of a shareholders meeting shall be publicized in at least two daily newspapers with a broad readership, which are published in the Hebrew language.

17.11
Other than notice of a shareholders meeting as set forth in Article 17.10, the Company shall not be obliged to deliver notice of a shareholders meeting to registered shareholders or to non registered shareholders.

17.12
Notice of a shareholders meeting shall specify the place, date and time of the meeting and shall include the agenda as well as a brief summary of the proposed resolutions and any other description required by law.

17.13
The Board of Directors, in its decision to convene a meeting, may determine the nature of the description of the topics to be included on the agenda of the meeting, which will be delivered to those shareholders entitled to participate in the meeting, all according to the judgment of the Board of Directors and subject to the provisions of the Companies Law.

17.14
Without derogating from the powers of the Board of Directors as set forth in this Article 17, and without detracting from the generalities of the provisions of these Articles regarding the transfer of powers by the Board of Directors, the Board of Directors may transfer its powers as stated above in this Article 17, to a committee of the Board of Directors and/or an office holder in the Company, whether for the purpose of a particular shareholders meeting or for a period of time.

17.15
A defect made in good faith in the convening of a general meeting or in the management thereof, including a defect resulting from the non satisfaction of a provision or term that was fixed by law or in these Articles, including in the manner of the convening of the general meeting or its management, shall not invalidate any resolution adopted by the general meeting and shall not render defective the discussions that took place in it, subject to the provisions of the law.

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18.	Proceedings in the general meetings

18.1
Proceedings in the general meeting shall not commence until a quorum is present at the start of the proceedings. A quorum shall be the presence of at least two shareholders who hold at least twenty five percent of the voting rights (including presence through a proxy or voting instrument) within one half hour from the time the meeting was designated to start.

18.2
If a quorum is not present after one half hour from the time the general meeting was designated to start, the meeting shall be adjourned for one week, to the same day, same time and place or to a later date if specified in the invitation to the meeting or notice of the meeting without the need for an additional notice ("Adjourned Meeting").

18.3	A quorum in an Adjourned Meeting shall be the number of its participants.

18.4
The chairman of the Board of Directors shall serve as chairman of the general meeting. If the chairman of the Board of Directors is absent from the meeting within 15 minutes from the time designated for the meeting or if he refuses to sit as chair of the meeting the chairman shall be elected by the general meeting.

18.5
A general meeting in which a quorum is present may decide to adjourn the meeting to another date and place, and in such an instance, notices and invitations to the adjourned meeting shall be delivered according to Article 17.10 above.

19.	Voting in the General Meeting

19.1
A shareholder who wishes to vote in a shareholders meeting shall prove his ownership of the share to the Company. Without derogating from the foregoing, the Board of Directors may fix provisions and procedures regarding the proof of ownership of Company shares.

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19.2	A shareholder of the Company may vote at general meetings in person or by proxy or voting instrument.

19.3
Shareholders entitled to participate and vote at the general meeting are those who are shareholders on the date that the Board of Directors by resolution determined to convene a general meeting, and subject to the law.

19.4	Each share grants one vote in general meetings of the Company. Each shareholder shall have the number of votes in accordance with the number of shares held by him for each vote.

19.5	A resolution of a general meeting shall be adopted by a regular majority unless another majority is designated in the Companies Law or these Articles.

19.6
A resolution of a general meeting regarding Merger shall be adopted by a special majority of two thirds of shareholders present at the general meeting. Change of this Article shall be made in accordance with the terms of Article 42.2 below.

19.7
A declaration by the chairman of the meeting that a resolution was unanimously adopted or adopted by a specific majority, or that it failed or was not adopted by a specific majority, shall be conclusive evidence of the accuracy of the declaration.

19.8	In a tie, the chairman of the meeting shall not have a decisive or additional vote and the resolution that was put to a vote shall be rejected.

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19.9
Shareholders of the Company may, in respect to any matter on the agenda of the meeting, vote in the general meeting (including a meeting of a class) by way of a voting instrument, provided that the Board of Directors, subject to the law, has not in its resolution to convene the meeting, negated the possibility of voting by way of a voting instrument on that issue.

19.10	If the Board of Directors prohibits the use of a voting instrument, such prohibition shall be specified in the notice of the convening of the meeting pursuant to Article 17.10 above.

19.11
A shareholder may specify the manner in which he wishes to vote in the voting instrument and deliver it to the Company until the start of the meeting. A voting instrument in which a shareholder specified his manner of voting, which reaches the Company by the start of the meeting (including an adjourned meeting) shall be deemed as having been present at the meeting for purposes of establishing a quorum under Article 18.1 above.

19.12	The appointment of a proxy shall be in writing signed by the appointer. A corporation shall vote through its representatives appointed by an instrument that is duly signed by the corporation.

19.13
A vote in accordance with a power of attorney shall be lawful even if prior to said vote the appointer died or became legally incompetent, dissolved, was declared bankrupt, or the instrument of appointment was revoked or the share in respect to which the instrument was given was transferred, unless a written notice was received in the office prior to the meeting that the shareholder died, became incompetent, was dissolved, was declared bankrupt, or the appointment instrument was revoked or the share was transferred.

19.14
The instrument of appointment of a proxy and power of attorney or a copy certified by an attorney shall be deposited at the official office of the Company at least forty eight (48) hours prior to the time designated for the meeting or the adjourned meeting at which is intended for the person mentioned in the instrument to vote.

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19.15
A shareholder of the Company is entitled to vote in meetings of the Company through a number of proxies who will be appointed by him, provided that each proxy is appointed for different holdings of the shareholder of the Company shares.  Nothing shall prevent each such proxy from voting in meetings of the Company in different manners.

19.16
If a shareholder is legally incompetent, he may vote through a member of his trustees, the receiver of his property, his natural guardian or another legal guardian and they may vote in person or by proxy or by a voting instrument.

19.17
If one or more of the holders of a jointly held share participate in a meeting, the vote of the person whose name appears first in the Shareholder Register as the owner of the share, in person or by proxy, and he is the one entitled to give the Company the voting instruments.

19.18
A proposed resolution put for a vote in the general meeting shall be resolved by a show of hands, unless a secret ballot is requested by any one member (in person or by his power of attorney) whether or not the demand came before or after the results of the vote were known, and when there is no demand for a secret ballot, then a declaration by the Chairman that the resolution passed by a show of hands or unanimously or by a specific majority or that it failed and a note recorded in this matter in the Book of Minutes of the Company, shall serve as concrete proof of this fact and there will be no need to prove the number of votes or the total votes that were given for or against the proposed resolution.

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19.19
If a secret ballot is required by law the vote shall be made as the Chairman instructs and the results of the ballot shall be deemed a resolution of the meeting in which the secret ballot was requested.

20.	The Board of Directors

20.1
The Board of Directors shall determine the policy of the Company and shall supervise the performance of the duties of the General Manager and his activities. A power of the Company that was not delegated by the Companies Law or by these Articles to another organ, may be exercised by the Board of Directors.

20.2	The Board of Directors shall have all the authorities and powers conferred upon it by these Articles, by the Companies Law and by relevant law.

20.3	Without derogating from the provisions of these Articles, the Board:

20.3.1	Shall determine the operating plans of the Company, the principles of funding the plans and the order of preference among them;

20.3.2	Will examine the financial situation of the Company, and will set the credit limit that the Company is allowed to obtain;

20.3.3	Will determine the organizational structure and wage policies of the Company;

20.3.4	May resolve to issue a series of Company bonds;

20.3.5	Is responsible for the preparation of the Company's financial statements and the approval thereof and to bring them before the annual meeting, as set forth in clause 171 of the Companies Law;

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20.3.6	Will report to the annual meeting about the state of affairs of the Company and its business results, as set forth in clause 173 of the Companies Law;

20.3.7	Will appoint the General Manager of the Company and may resolve to dismiss him;

20.3.8	Will decide on the activities and transactions which require its approval pursuant to these Articles or pursuant to clauses 255 and 268 to 275 of the Companies Law;

20.3.9	May resolve to issue shares and securities convertible into shares until the limit of the authorized share capital of the Company;

20.3.10	May resolve to distribute dividends or bonus shares, as warranted, by the Company;

20.3.11	May decide on an acquisition under such meaning in clause 1 of the Companies Law, from all shareholders or some of them, as it chooses;

20.3.12	Will give its opinion on a special acquisition offer, as set forth in clause 329 of the Companies Law;

20.3.13
Will determine the minimal number of directors needed on the Board, who must be accounting and financial experts, under such meaning in clause 240 of the Companies Law; the minimum number shall be set by taking into account, inter alia, the type of company, its size, scope and complexity of its operations, and subject to the total number of directors in the Company, pursuant to clause 219 of the Companies Law.

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The powers of the Board of Directors pursuant to this clause may not be delegated to the General Manager.

20.4	An authority of the Company that was not delegated by the Companies Law or by these Articles to another organ, may be exercised by the Board of Directors.

20.5
The Board of Directors may decide that the authorities conferred on the General Manager will be transferred to the authority of the Board, and all – for a specific matter or for a specific time frame. Without derogating from the foregoing, the Board of Directors may instruct the General Manager how to act in a specific matter. If the General Manager does not comply with the instruction the Board of Directors may exercise the necessary authority to implement the instruction in his stead; if the General Manager is prevented from exercising his authorities, the Board of Directors may exercise them in his stead.

20.6
Subject to the provisions of the Companies Law, the Board of Directors may delegate its authorities to the General Manager, an officer of the Company or another person. The delegation of the authority of the Board, may be for a specific matter or for a specific time frame, in the discretion of the Board.

21.	Appointment of the Board of Directors and termination of office

21.1
The number of directors in the Company (including outside directors) shall be determined from time to time by the annual general meeting, provided that it is not less than five and no more than eleven directors.

21.2
The Company directors shall be elected by the annual meeting and/or by an extraordinary meeting, and shall function in their capacity until the expiration of the next annual meeting or until they cease functioning as directors under the provisions of these Articles. If a general meeting of the Company does not elect the minimum number of directors as specified in the Articles, the directors who served until said meeting shall continue to function, until their replacement by the general meeting of the Company.

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21.3
Further to Article 21.2 above, the Board of Directors may appoint a director in the place of a director whose position was vacated and/or as an addition to the Board of Directors, subject to the maximum number of directors as set forth in Article 21.1 above. The appointment of a director by the Board of Directors shall be valid until the next annual meeting or until such director ceases to function pursuant to the provisions of these Articles.

21.4	A director, whose term of office expired, may be reelected.

21.5
A director shall begin functioning from the date of his appointment by the annual meeting and/or the extraordinary meeting and/or the Board of Directors or from another date if such date was designated in the resolution of his appointment by the annual meeting and/or the extraordinary meeting and/or the Board of Directors.

21.6
The Board of Directors shall elect a chairman of the board amongst their members. If a chairman is not elected or if the chairman is not present within 15 minutes after the time designated for the meeting, the directors present shall elect one of those present to serve as chairman at that meeting, and he shall conduct the meeting and shall sign the minutes of the meeting.

21.7	The chairman of the Board of Directors shall not be the General Manager of the Company unless the terms listed in clause 121(c) of the Companies Law are satisfied.

21.8
The general meeting may remove any director from his office prior to the expiration of his term of office, whether the director was appointed by the meeting by virtue of Article 21.2 above or whether the director was appointed by the Board of Directors by virtue of Article 21.3 above, provided that the director was provided with reasonable opportunity to state his position before the general meeting.

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21.9
If a vacancy occurs on the board, the remaining directors may continue to act so long as their number does not drop below the minimum number of directors designated by these Articles. If the number of directors drops below the minimum number so designated, the remaining directors may act, but only to fill the vacancy left by the director under Article 21.3 or in order to convene a general meeting of the Company, and until the convening of the general meeting, they may act to manage the pressing affairs of the Company.

21.10	Subject to the provisions of the Companies Law, the Company may compensate directors for their service as directors.

21.11
Each member of the Board of Directors may, with the consent of the board, appoint for himself an alternate (hereinafter "Alternate Director") provided that an alternate director shall not be appointed who has already been appointed as an alternate for another director and/or who already serves as a director in the Company.

21.12
The appointment or termination of service of an Alternate Director shall be made by a written instrument signed by the appointing director, however, in any event, the office of an Alternate Director shall be terminated if the instances enumerated in the clauses of Article 21.14 herein become applicable to him or if the office of the member of the Board of Directors for whom he serves as an alternate is vacated for any reason whatsoever.

21.13
An Alternate Director is the same as a director and is governed by all the provisions of the law and these Articles, other than the provisions regarding appointment and/or dismissal of a director as contemplated by these Articles.

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21.14	The office of a director shall be vacated in any one of the following instances:

21.14.1	He resigned from his office by a letter signed by him that was submitted to the Company explaining the reasons for his resignation;

21.14.2	He was removed from office by the general meeting;

21.14.3	He was convicted of a crime as stated in clause 232 of the Companies Law;

21.14.4	Pursuant to a decision of the court, as stated in clause 233 of the Companies Law;

21.14.5	He is declared legally incompetent;

21.14.6	He is declared bankrupt, and if a corporation - a decision was made to voluntarily wind up or a liquidation order is issued.

21.15	The terms of office of members of the board shall be authorized by the audit committee, the Board of Directors, and the general meeting, in that order.

22.	Outside directors

To the extent outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the Board of Directors of the Company, at least two outside directors shall serve on the Board of Directors of the Company, in accordance with the requirements of the Companies Law and the regulations thereunder.

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23.	Meetings of the Board of Directors

23.1	The Board of Directors shall convene a meeting according to the needs of the Company and at least once every three months.

23.2	The chairman of the Board of Directors may convene the board at any time. Moreover, the chairman of the board will convene a meeting in the following instances:

23.2.1	Upon demand of two directors, however if at such time the board numbers five or less directors - upon demand of one director;

23.2.2
Upon demand of one director if he specifies in his demand to convene the board that he was informed of a matter of the Company that was discovered to have allegedly constituted a breach of the law or violation of proper corporate governance;

23.2.3	A notice or report by the General Manager which requires action by the Board;

23.2.4	The auditor notified the chairman of the Board of Directors of material defects in the accounting audit of the Company.

23.3
Notice of a board meeting shall be delivered to all board members at least three (3) days prior to the convening of the meeting of the Board of Directors. The notice shall be delivered to the director in accordance with the provisions of Article 43.1 herein, and shall specify the date of the meeting and the place where it will be convened, as well as a reasonable description of all the subjects on the agenda.

23.4	Notwithstanding the above, the Board of Directors may convene a meeting without notice upon the consent of all the directors.

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23.5
A quorum for a meeting of the board shall be a majority of the members of the board serving at the time of the meeting. If a quorum is not present within one half hour from the time designated for the meeting of the board, the meeting shall be adjourned to a later date to be decided by the chairman of the Board of Directors, or in his absence, the directors who were present at the convened meeting, provided that advance notice of three (3) days is delivered to all the directors of the adjourned meeting. The quorum for an adjourned meeting is the number of participants at the meeting. Notwithstanding the foregoing, the quorum needed to deliberate and adopt resolutions on the board regarding the termination or suspension of the duties of the internal comptroller is a majority of the members of the board.

23.6	The Board of Directors may convene meetings by any means of communication, provided that all the directors participating can hear one another simultaneously.

23.7
The Board of Directors may adopt resolutions without actually convening a meeting provided that all the directors entitled to participate in the deliberations and vote on the matter proposed for resolution consent to such. If such resolutions were adopted as stated in this Article, minutes of the resolutions will be written, including the resolution not to convene a meeting, and the chairman of the board shall sign the minutes.

24.	Voting on the Board

24.1	Each director shall have one vote for every resolution put to vote.

24.2
Resolutions of the Board shall be adopted by a majority of votes. The chairman of the Board shall not have an additional or conclusive vote and in the event of a tied vote the resolution put to a vote shall be rejected.

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25.	Committees of the Board

25.1
The Board may establish committees and appoint members of the board to serve on them (hereinafter - "Committee of the Board"). If committees of the Board are established, the Board of Directors shall determine, in the terms of the powers of the committee, if the committee of the Board should be delegated certain authorities of the board so that a resolution by the committee of the board will be deemed a resolution taken by the board or if a resolution of a committee of the Board shall be considered as a recommendation only subject to approval by the Board of Directors, provided that a committee shall not be delegated powers to adopt resolutions in the matters of appointments pursuant to clause 112 of the Companies Law. A person who is not a director shall not serve in a committee to which the Board delegated its authorities. A person who is not a director may serve on a committee the capacity of which is advisory.

25.2
The provisions in these Articles shall apply in respect to meetings and deliberations of any committee of the Board that is comprised of two or members, on matters relating to meetings of the Board of Directors and the voting therein, mutatis mutandis, subject to resolutions by the Board of Directors relating to the proceedings in meetings of the committee (if there are any such resolutions).

26.	Audit Committee

26.1
The Board of Directors of the Company shall appoint an audit committee from among its members. The number of members in the audit committee shall not be less than three. If outside directors are required to be elected under applicable law or should the Company elect to have outside directors serve on the Board of Directors of the Company, all the outside directors shall be members of the audit committee. The chairman of the Board of Directors, or any director who is employed by the Company or provides the Company with services on a regular basis and/or a controlling shareholder or a relative thereof, shall not be appointed as a member of the audit committee.

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26.2	The duties of the audit committee are:

26.2.1
To expose flaws in the business management of the Company, inter alia, by consulting with the internal comptroller of the Company or with the auditor, and to recommend to the Board of Directors ways to rectify the flaws;

26.2.2	To decide whether to approve acts and transactions requiring the approval of an audit committee pursuant to the Companies Law.

27.	Minutes

27.1
The Board of Directors shall cause minutes to be made of the proceedings in Board meetings in which will be recorded, inter alia, the names of the participating directors and others who are present, the matters discussed and the resolutions adopted in each meeting of the Board. All such minutes shall be signed by the chairman of the Board or by the chairman of the meeting, as warranted. Minutes that are approved and signed shall serve as conclusive proof of their contents.

27.2	The provisions of Article 27.1 above shall apply to the meetings of all committees of the Board and the adoption of resolutions by the Board when it does not convene.

28.	The General Manager

28.1
The Board of Directors shall appoint one or more General Managers. The General Manager shall be responsible for the regular management of the affairs of the Company within the framework of the policy set by the Board of Directors and subject to its directives.

29.	Obtaining Credit and Providing Guarantees and Bonds

29.1.
The Company may from time to time obtain credit in any amount and secure its repayment in any manner, as well as give guarantees, debentures and sureties of any kind, - as decided by the Board of Directors in its discretion;

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29.2
Obtain credit in an amount and under such terms as decided by the General Manager or one whom he authorizes for such purpose, at the credit limits and securities that are fixed by the Board of Directors;

29.3
Issue bonds, capital notes or letters of undertaking, including debentures, capital notes or letters of undertaking which are convertible or which may be exercised into shares, whether in a series or not, and to pledge its assets, in whole or in part, whether for the present or the future, by a floating charge or a fixed charge - all as decided by the Board of Directors in its discretion and under the terms it deems fit. Debentures, capital notes, letters of undertaking, or other securities, as stated above, may be issued at discount, at a premium, or in any other manner, with deferred rights or with special rights or preferential rights or other rights, all as determined by the Board of Directors in its discretion.

30.	[Revoked]

31.	Participation in liquidation

If the Company is liquidated, the surplus assets shall be distributed on a pro rata basis to the sum that was paid up or eligible to be paid up on the nominal value of the shares. The Company shares have equal rights among them in respect to the capital amounts that were paid or deemed to have been paid on the nominal value of the shares in all matters related to the return of the capital and participation in the distribution of the surplus assets of the Company in a dissolution subject to the special rights of shares if shares with special rights were issued.

32.	Validity of Actions and Approval of Transactions

Subject to the provisions of the law, all acts taken by the Board of Directors or by a committee of the Board or by any person functioning as a director or a member of a committee of the Board or by the General Manager, shall be valid even if subsequent to such act, a defect in the appointment of the Board of Directors, committee of the Board, director, a member of the committee or the General Manager, as warranted, is discovered, or if one of said office holders was disqualified from functioning in his position.

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33.	Exemption, Insurance and Indemnification

33.1
The Company may exempt in advance an office holder of the Company from liability, in whole or in part, for damages resulting from a breach of his duty of care towards the Company. Nevertheless, the Company may not exempt in advance a director from his responsibility towards it due to a breach of the duty of care in distribution.  Furthermore, the Company may not exempt an office holder of the Company for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

33.2
The Company may indemnify an office holder retroactively for an obligation or cost as set forth in Articles 33.2.1, 33.2.2 and 33.2.3 herein imposed upon him following an act made in his capacity as an office holder in the Company:

33.2.1
A financial obligation imposed on him in favor of another person pursuant to a court judgment, including a court judgment issued as part of a settlement or an arbitrator's decision that was approved by the court;

33.2.2
Reasonable litigation costs, including legal fees expended by the office holder for an investigation or proceeding conducted against him by the authority competent to conduct an investigation or proceeding, which ended without an indictment against him and without being charged any monetary obligation as an alternative to a criminal proceeding, or which ended without an indictment against him but with the imposition of a monetary obligation as an alternative to a criminal proceeding for an offense that did not require mens rea; in this Article – the end of a proceeding without the filing of an indictment in a matter where a criminal investigation was opened – means the closing of the case pursuant to section 62 of the Criminal Procedure [Consolidated Version] Law, 5742 – 1982 (in this sub Article – Criminal Procedure Law) or following proceedings by the Attorney General pursuant to section 231 of the Criminal Procedure Law; "Monetary obligation as an alternative to a criminal proceeding" – a monetary obligation imposed by law as an alternative to a criminal proceeding, including an administrative fine pursuant to the Administrative Offenses Law, 5746 – 1985, a fine for an offense established as a finable offense pursuant to the provisions of the Criminal Procedure Law, monetary or financial sanctions;

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33.2.3
Reasonable litigation expenses, including legal fees, expended by an officer or for which he was held accountable by a court, in a proceeding filed against him by the Company or on its behalf or by another person, or in a criminal indictment in which he was acquitted, or a criminal indictment in which he was convicted of an offense that did not require criminal intent.

33.3	The Company may commit in advance to indemnify an office holder for obligations or costs as set forth in Article 33.2 above, in each of the following (in these Articles – Commitment to Indemnify) –

33.3.1
As set forth in Article 33.2.1, provided that the commitment to indemnify is limited to those types of events that in the opinion of the Board of Directors were foreseeable at the time such commitment to indemnify is given and to a sum that the Board of Directors determine is reasonable under the circumstances, and that in the commitment to indemnify the incidents which the Board believes are foreseeable in light of the actual operations of the Company at the time of the issuance of the commitment and the amount or the guidelines which the Board determined that are reasonable in the situation are specified.

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33.3.2	As set forth in Articles 33.2.2, 33.2.3.

33.4
The Company may enter into a contract to insure the liability of an office holder of the Company for an obligation imposed on him following an act made in his capacity as an office holder of the Company, in each of the following –

33.4.1	Breach of a duty of care towards the Company or another person;

33.4.2	A breach of a fiduciary duty towards the Company, provided that the office holder acted in good faith and had reasonable grounds to assume that the act would not harm the welfare of the Company;

33.4.3	A financial duty imposed on him in favor of another person.

33.5	Articles 33.1 to 33.4 shall not apply in each of the following instances –

33.5.1	A breach of a fiduciary duty, other than for indemnification and insurance for a breach of fiduciary duty as set forth in Article 33.4.2 above;

33.5.2	A beach of the duty of care that was done intentionally or hastily unless done negligently only;

33.5.3	An act with the intent of producing unlawful personal gain;

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33.5.4	A fine or sanction imposed on an office holder.

33.6	Decisions about giving an exemption, insurance, indemnification or a commitment to indemnify a director and/or officer who is not a director shall be adopted pursuant to relevant law.

34.	Internal Comptroller

34.1
The Board of Directors of the Company shall appoint an internal comptroller in accordance with a recommendation of the audit committee. No person shall serve as an internal comptroller of the Company if he is an interest holder of the Company, an office holder of the Company, a relative of any of the foregoing, or the auditor or a representative thereof.

34.2
The Board of Directors shall establish which office holder shall be the organizational supervisor of the internal comptroller, and in the absence of any such determination, it will be the chairman of the Board of Directors.

34.3
The internal audit plan to be prepared by the comptroller will be submitted for approval of the audit committee, nonetheless, the Board of Directors may establish that the plan be submitted for approval of the Board.

35.	Auditor

35.1
The annual meeting shall appoint an auditor for the Company. The auditor shall function in his capacity until the end of the following general meeting, or for a longer period as will be determined by the annual meeting, provided that the term of service shall not be extended beyond the end of the third consecutive annual meeting following the one in which he was appointed.

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35.2
Remuneration of the auditor for his auditing activity shall be established by the Board of Directors. The Board of Directors shall make known the salary of the auditor and the terms of his contract, including payments and obligations of the Company to him, to the annual meeting.

36.	Signatory Rights of the Company

36.1	The signatory rights of the Company shall be determined from time to time by the Board of Directors of the Company.

36.2	The person signing on behalf of the Company shall do so together with the Company seal or its printed name.

37.	Dividends and bonus shares

37.1
A decision by the Company to distribute a dividend and/or distribute bonus shares shall be adopted by the Board of Directors of the Company. The Board of Directors may decide that the dividend will be paid, in whole or in part, in cash or distribution in kind, including in securities or in any other manner, in accordance with its judgment.

37.2
Shareholders entitled to a dividend are those who are shareholders at the time of the resolution of the dividend or a later date if another date is established in the resolution to distribute dividends.

37.3
If the Board of Directors has not determined otherwise, a dividend may be paid by check or payment order by dispatch by mail to the official address of the shareholder or the person entitled to it, or in the event of joint registered owners of a share to the person whose name appears first in the Shareholder Register in respect to the joint ownership. Any such check shall be made out to the person to whom it is sent. A receipt by a person who on the date of the announcement of the dividend is registered in the Shareholder Register as the owner of any share or, in the case of joint ownership, of one of the joint owners, shall serve as confirmation regarding all the payments made in respect to said share for which the receipt was issued.

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37.4
To implement any decision pursuant to the provisions of this Article, the Board of Directors may settle as it sees fit any difficulty that may arise in respect to the distribution of dividends and/or bonus shares, including making a determination of the value for the purposes of such distribution of specific assets and to decide that payments in cash will be made to members on the basis of the value that was determined, to establish provisions in respect to fractional shares or in respect to non payment of small amounts.

38.	Company documents

38.1	The shareholders have the right to inspect the documents of the Company as set forth in clause 184 of the Companies Law, if the conditions established for doing so are met.

38.2
Without derogating from the provisions of Article 38.1 above, the Board of Directors may, in its discretion, decide to grant a right of inspection of the Company documents, or any part of them, including to shareholders, all or some, as it deems fit, in its discretion.

38.3
Shareholders shall not have a right to inspect Company documents or any part of them, unless they have been granted such right by statute or by these Articles, or if they are permitted to do so by the Board of Directors as stated in Article 38.2 above.

38.4
Subject to the provisions of all laws, any book, receipt or register which the Company must maintain, by law or by these Articles, shall be maintained by technical, mechanical or other means, as decided by the Board.

39.	Redeemable Securities

The Company may, subject to relevant law, issue redeemable securities under such terms as established by the Board of Directors, provided that the general meeting will approve the recommendation of the board and the terms that were established.

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40.	Donations

The Company may donate a reasonable sum of money to a cause that the Board of Directors deems a suitable cause, even if the donation is not part of the business considerations for generating profit for the Company.

41.	Books

41.1	The Company shall keep account books and prepare financial statements pursuant to the Securities Law and any other relevant law.

41.2	Receipt books shall be held in the office or another place deemed satisfactory by the Board of Directors and shall always be open for inspection by the directors.

42.	Change of the Articles of Association

42.1
The Company may change these Articles, by a resolution adopted by the general meeting by a regular majority of shareholders present at the general meeting, entitled to vote and who vote, all subject to the provisions of the Companies Law.

42.2
Notwithstanding the provisions of Article 42.1 above, the Company may change the provisions of Article 19.6 above (regarding merger), by a resolution adopted by the general meeting by a special majority of 60% of the shareholders present at the general meeting, entitled to vote and who vote, all subject to the provisions of the Companies Law.

42.3	Subject to the provisions of the Companies Law, changes to these Articles are valid from the date a resolution of such is adopted by the Company or from a later date as established by such resolution.

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43.	Notices

43.1
Subject to applicable law, a notice or any other document that the Company sends and which it is entitled or required to give under these Articles and/or the Companies Law, shall be delivered by the Company to any person, whether in person, or by dispatch by mail by a letter addressed according to the recorded address of the shareholder in the Shareholder Register or according to the address that the shareholder specified in writing to the Company as an address for the delivery of notices or other documents, whether by electronic mail or by dispatch by facsimile at a number that the shareholder specified as a number for delivering notices by fax. Notice to all the shareholders of the Company shall be made by publication in two daily newspapers in Israel. The date the notice is published in the newspaper shall be deemed as the delivery date of the notice to all the shareholders.

43.2
All notices that must be given to the shareholders shall be given, in respect to shares under joint ownership, to the person whose name is first mentioned in the Shareholder Register as the owner of the share, and any notice sent in this manner shall be sufficient notice to all the owners of that share.

43.3
Any notice or other document that is sent will be deemed as having arrived at its destination within 3 business days - if sent by registered mail and/or by regular mail in Israel, and if hand delivered or sent by fax, then it shall be deemed as having arrived at its destination the first business day after the receipt thereof. To prove delivery, it is sufficient to demonstrate that the letter that was sent by mail containing the notice or the document addressed to the correct address and delivered to a postal office was stamped or a stamped registered letter, and in respect to a facsimile, it is sufficient to produce a confirmation of dispatch from the sending device.

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43.4	Any registration effected in a regular manner in the Register of the Company shall be deemed as conclusive proof of its dispatch as recorded in that Register.

43.5
If a need arises to provide a specific number of days of advance notice or a notice that will be in force for a specific period, the delivery date shall be counted as part of the number of days or period.

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Appendix B

Amended and Restated Compensation Policy

KAMADA LTD.

COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

1.	OBJECTIVES OF THE POLICY

This document is designed to determine, describe and detail the policy of Kamada Ltd. (the “Company”) with respect to the compensation of the Company's office holders, the amount of the compensation, its components and the method for determining compensation.

The Company’s compensation policy and its publication are designed to enhance the level of transparency of the Company’s activities relating to the compensation of office holders and to improve the ability of the shareholders to express their opinion and influence the Company's compensation policy for officer and directors.

This document shall apply to the Company's office holders:  the chief executive officer, members of the Company's executive management, each person fulfilling such positions even if his title is different, and directors.

This document does not grant any rights whatsoever to an office holder.  Each of the Company's office holders shall be entitled to compensation only in accordance with his respective employment contract approved by the compensation committee, the board of directors (and the shareholders, to the extent required).

This document determines (among other things) the maximum values for the various components of compensation.  Awarding compensation to an office holder in an amount that is less than the amounts specified in this document shall not be deemed to be a deviation from the provisions of this compensation policy and shall not require the approval of the shareholders that is required by law in the event of deviation from the terms of the compensation policy.

Except with respect to the terms of service and employment of office holders that were approved prior to the date of approval of this compensation policy, any deviation or exception from this compensation policy (excluding, as described above, awarding compensation which is less than the compensation stated in this policy) shall be subject to the approval of the Company’s compensation committee, board of directors and the shareholders, to the extent required by law.

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This compensation policy shall apply to the terms of service and employment of office holders that are approved following the date of approval of this compensation policy.  This compensation policy does not derogate from existing contractual obligations, as of the date of approval of this compensation policy, between the Company and its office holders.

The policy is drafted in the masculine solely for convenience and applies to both men and women, without distinction.

In this policy, the Company's “competent organizations” are the compensation committee and the board of directors, and with respect to the compensation of the Company's chief executive officer, directors and controlling shareholders, also the shareholders, to the extent required by law.

2.	GENERAL BACKGROUND

2.1.	PURPOSE OF THE COMPENSATION POLICY FOR OFFICE HOLDERS

This compensation policy for office holders is designed to assist in achieving the Company's objectives and work plans with a long-term view, taking into account, among other things, the Company’s risks management policy and to ensure that:

2.1.1.	The interests of the Company’s office holders shall be as close as possible to and aligned with those of the Company and the shareholders;

2.1.2.	The Company may recruit and retain senior officers capable of leading the Company to further business success and able to handle future challenges;

2.1.3.	Office holders shall have motivation to attain a high level of business achievements without taking unreasonable risks;

2.1.4.	Office holders shall be compensated for achieving the Company's strategic targets; and

2.1.5.
An appropriate balance shall be established between the various compensation components – fixed vs. variable compensation, quantitative and measurable components vs. discretionary components, short-term vs. long-term components, compensation in cash vs. equity-based compensation and benefits and perquisites.

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2.2.	PRIMARY BODIES INVOLVED IN DETERMINING THE COMPENSATION POLICY FOR OFFICE HOLDERS

The parties involved in determining the Company's compensation policy are:

•
Compensation committee of the board of directors – makes recommendations to the board of directors regarding the approval of the compensation policy for office holders and any extensions and updates to the policy to the extent required; approves the terms of service and employment of office holders; and may determine to exempt a transaction from shareholder approval (in the event that the compensation committee believes that bringing the transaction to the approval of the shareholders could jeopardize an arrangement with a candidate for chief executive officer).

•	Board of directors – approves the compensation policy for office holders; periodically reviews the compensation policy and is responsible for updating it as and when necessary.

•	Shareholders – approves the compensation policy, to the extent approval is required by law.

2.3.	BUSINESS ENVIRONMENT AND ITS IMPACT ON COMPENSATION OF OFFICE HOLDERS

As a Company engaged in the development of biological based drugs (biopharmaceuticals), the Company competes with other companies in the same and related fields to recruit and retain managers and leading professionals.  As at the date of writing this document (July 2013), no shortage of highly talented management personnel with expertise in the Company's specific field of business has been experienced; however, since it is a growing area with several companies joining each year, the Company's management personnel could be a target for recruitment by rival companies alongside a shortage which could develop over the following years.

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The Company's compensation policy was designed, among other things, to ensure the Company's ability to recruit and retain the highly talented management personnel it requires to continue to develop its business and business success, all in accordance with and subject to the objectives of the compensation policy set forth in Section 2.1, including the promotion of the Company's goals in the long-term.

3.	OFFICER’S COMPENSATION IN VIEW OF COMPANY VALUES AND BUSINESS STRATEGY

3.1.	COMPENSATION ACCORDING TO THE OFFICER’S CHARACTERISTICS AND EXPERIENCE

Officer compensation shall take into account the officer’s education, skills, expertise, professional experience and achievements, as well as the characteristics of the position which he is intended to fulfill and the responsibilities of the position.  It is clarified, however, that the foregoing shall not constitute threshold conditions for purposes of fulfilling a specific position in the Company (because at times prior experience in a position and the relevant field are equivalent to or prevail over formal education in the field), and all of the foregoing characteristics shall be taken into account in the examination of the suitability of a candidate for a particular position. Without derogating from the foregoing, an office’s compensation shall be determined, for each of the various compensation components, according to the foregoing parameters, the nature of the position and the areas of responsibility, while preserving an appropriate balance between the various compensation components set out in this document.

3.2.	RATIO BETWEEN OFFICER COMPENSATION AND COMPENSATION OF OTHER COMPANY EMPLOYEES

The Company aims to compensate its office holders for their contribution to its business success over time, taking into account the extensive responsibility and authority imposed upon them.

Nevertheless, since the Company employs a relatively small number of employees most of whom have unique professional expertise, the Company attaches importance to the creation of appropriate compensation for all of its employees and in preserving reasonable gaps between the overall compensation of officers and the compensation of the other Company employees.

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The compensation committee and the board of directors have examined the ratio between the terms of service and employment of officers and the average and median salary of the other Company employees and contractors, and the ratio between the terms of service and employment of officers and the average and median cost of employment of the other Company employees and contractors.

The compensation committee and the board of directors believe that the ratio is appropriate and reasonable taking into account the nature of the Company, its size, value, scale of activity in the various fields, the mixture of manpower and its field of activity and that it does not adversely impact labor relations within the Company.

3.3.	RELATIONSHIP BETWEEN THE COMPANY'S BUSINESS RESULTS AND OFFICER COMPENSATION

The Company's policy is that the overall compensation for officers should be considerably influenced by its business results as well as the individual contribution, responsibility and professional expertise of each officer to the achievement of these results.  The higher the management position, the influence of the business results and the individual contribution to the achievement of these results on the executive’s compensation shall increase.  For this purpose, the higher the management position, the weight of the variable compensation that is performance based in relation to the overall compensation shall increase, all as specified in Section 4.2 below.

4.	PRIMARY CONCEPTS OF THE COMPENSATION POLICY

4.1.	OVERALL COMPENSATION CONCEPT

The Company's compensation committee and board of directors believe that the overall compensation of each employee and in particular of officers should be comprised of a number of different components, such that each element rewards the employee for a different element of his contribution to the Company, thus achieving the objectives of the Company's compensation policy:

•
Base salary – designed to partially reward the employee for the time he devotes to the performance of his role and the daily performance of his tasks.  The base salary takes into account, on the one part, the employee's skills (such as experience, know-how, expertise accumulated in the field of business, education, professional qualifications etc.) and, on the other part, the requirements of the role and the responsibility and authority it carries.

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•
Benefits and perquisites – some of which are mandatory according to law (such as pension, severance pay, vacation days, sick leave, recuperation pay, etc.), some of which are common market practice (such as health insurance, insurance for loss of earning capacity, further education funds, which have certain tax benefits for the employee and the Company) and others are designed to compensate the employee for expenses incurred in fulfilling the position (such as a company car, travel expenses, phone, etc.).

•
Variable performance based awards (e.g. annual bonus) – designed to reward the officer for his achievements and contribution to attaining the Company's goals during the course of the period for which the variable compensation is paid and to supplement the base salary.  The weight of variable performance based compensation in relation to the overall compensation shall increase the higher the officer’s management position.

•
Equity-based compensation – designed to link long-term shareholder returns and the compensation of officers and employees of the Company.  Equity-based compensation creates a correlation between the interests of employees and officers and the interests of the Company’s shareholders and assists in creating motivation and in retaining the key personnel in the Company.

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4.2.	RATIO BETWEEN COMPENSATION COMPONENTS

The ratio required between the components of an officer’s compensation package is set forth in the following table:

RANK	BASE SALARY TO VARIABLE COMPENSATION (BOTH PERFORMANCE AND EQUITY BASED)	~~PERFORMANCE BASED VARIABLE COMPENSATION~~	~~EQUITY BASED  VARIABLE COMPENSATION~~
Chief Executive Officer and Deputy Chief Executive Officer	~~33% - 70%~~up to 1:2	~~20% - 35%~~	~~15% - 30%~~
Vice President	~~55% - 75%~~up to 1:1	~~15% - 35%~~	~~5% - 25%~~

5.	COMPENSATION COMPONENTS

5.1.	BASE SALARY

5.1.1.	Determination of the base salary for officers

The base salary for an officer shall be determined during the course of the negotiations for his employment in the Company, which shall be conducted by the person who shall directly supervise the officer (for the chief executive officer – the chairman of the board of directors or whoever is appointed on his behalf for such purpose, for a vice president – the Company's chief executive officer or whoever is appointed on his behalf for such purpose).  The officer’s intended supervisor may determine the base salary based on a range to be determined and approved in advance for such purpose in accordance with the provisions prescribed in this policy.

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The salary to be determined, within the foregoing range, shall express the skills of the candidate (including, among other things, his education, professional experience and expertise) and his suitability to the intended position as well as also the acceptable salary conditions in the relevant market and the Company's financial capability at the time of recruitment.

The Company believes that the emphasis of its compensation policy should be on  performance based compensation and therefore, the Company's policy is to determine a base salary which is close to the median salary in the relevant market for similar positions, alongside variable performance based compensation and long-term compensation components that will bring the officer’s overall compensation to a level which will allow the Company to recruit and retain the highly talented management personnel it requires for continuation of its success.

Because officers hold a management position within the meaning of the Hours of Work and Rest Law, such law shall not apply to officers and they shall not be entitled to compensation for overtime work or work on the day of rest.

5.1.1.1.	Market comparison (benchmark)

To determine the salary for the recruitment of a new officer, a comparison shall be made of the acceptable salary in the market for similar positions in companies similar to the Company.  For purposes of the foregoing comparative studies, companies meeting the maximum number as possible of the following characteristics shall be selected:

•	Companies in the field of bio-tech, pharmaceuticals, medical devices and other related fields;

•	Public companies whose shares are traded either on the Tel Aviv Stock Exchange or the NASDAQ Stock Market;

•	Companies of a similar size in the following financial dimensions: shareholder equity, balance sheet, sales turnover, operating profit and net profit;

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•	Companies having substantial international activity.

The comparative study shall address all the components of the compensation package and shall include (to the extent the information is available):

•	the acceptable range of base salaries for similar positions (including the split within the range);

•	the acceptable range for annual bonuses;

•	the acceptable range for equity-based compensation; and

•	the benefits and perquisites that are acceptable in the market.

5.1.1.2.
Internal comparison – in determining the salary for the recruitment of a new officer, the following considerations shall be taken into account, as well as their potential impact on the Company’s labor relations as a whole and within the management team:

•	The gap between the proposed salary of the officer and the salary of the other officers in the Company.

•	The ratio between the proposed salary of the officer and the salary of the other employees of the Company.

•	If there are officers with similar positions in the Company – the gap between the proposed salary of the officer and the salary of the officers with similar positions.

5.1.1.3.
To the extent necessary, the Company may employ an officer outside of Israel.  In such instance, the salary shall be determined in a process adjusted to the country where such officer is employed.  In the event that the salary of officers who are candidates for employment abroad deviate from this policy, the salary shall be brought before the Company's competent organs for approval, prior to the execution of a binding employment contract.

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5.1.1.4.	Director compensation

The compensation of directors of the Company (including external directors and others) who are not employed in another position in the Company shall be determined pursuant to the Companies Regulations (Rule Regarding the Compensation and Expenses of an External Director), 5760 – 2000 (the “Compensation Regulations”) and shall not exceed the maximum compensation permitted under the Compensation Regulations, among other things taking into account their definition as financial experts.

Compensation to directors who are employed in another position in the Company shall be determined in accordance with the Company’s customary compensation for similar positions, subject to the provisions of this compensation policy.

The Company may award directors equity-based compensation pursuant to the provisions of Section 5.2.2 below, subject to the provisions of the Compensation Regulations.

Directors shall be entitled only to such compensation that has been expressly provided for in this document.

5.1.2.	Periodical review and update of salary

In order to retain officers, the officers' base salary shall be reviewed annually during the course of the first quarter of each year, taking into consideration the challenges of the given year and the following year, the complexity of the officers’ roles, their scope and importance to the Company's performance, all based upon the Company's resources and in comparison to the acceptable salary for similar roles in the relevant market.  To the extent necessary, a proposal regarding an increase to all or any of the officers' salaries shall be prepared and brought before the Company's relevant organs for approval.

5.1.2.1.	Linkage

The officers' salary shall not be linked to any index apart from the statutory cost of living increase.

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5.2.	VARIABLE COMPENSATION

Variable compensation components are intended to achieve several objectives:

•
To link part of the officers’ compensation to the achievement of business goals and targets which, in the long-term, bring maximum value to the Company and create a joint interest between the officers, the Company and its shareholders.

•	Increase the officers' motivation to attain the Company's long-term goals.

•	Correlating some of the Company's payroll costs with its performance and enhancing its financial and operational flexibility.

5.2.1.	Annual bonus

The Company's officers shall be entitled to an annual bonus, based upon the annual bonuses plan which shall be brought before the compensation committee and the board of directors for approval.

5.2.1.1.	Principles

Annual bonuses for officers shall be calculated according to the annual bonus plan, to the extent it is approved by the Company's competent organs.  The annual bonus plan shall be comprised of the following provisions:

•
Payment thresholds based on one or more quantitative financial measure(s) of Company performance during the year for which the bonus is paid (such as revenue, gross profit, EBITDA, operating profit or net profit).  The compensation committee shall determine the measure from the list and according to the Company's objectives for the bonus year.  In addition, the compensation committee shall determine a substitute measure which may be used as a payment threshold according to the board of directors resolution during the course of the bonus year where, due to circumstances which could not have been anticipated and which are not in the control of the Company's board of directors, the Company would not succeed in meeting the primary threshold(s).

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•
Determining the target bonus for each officer – a target bonus is the bonus paid when 100% of the targets have been met – in terms of a salary multiplier.  A target bonus shall be identical for each officer of a particular rank and shall not exceed, in percentages, the rate set forth in Section 4.2;

•	Determining the maximum bonus (in terms of a salary multiplier) which shall be paid to an officer upon attaining considerably higher results than the targets that were determined;

•	The measures according to which the bonus shall be calculated for each officer and their relative weights, in accordance with Section 5.2.1.2 below;

•	The targets for each measure, for the bonus year.

5.2.1.2.	Determining the bonus plan measures and targets

Personal targets and measures shall be determined for each officer, according to which the officer's performance shall be measured.  A weight shall be assigned to each measure for determining the annual bonus for each officer, and the bonus paid to the officer shall be determined in accordance with the weighted percentage of meeting the targets, as described below.  There shall be three main categories of performance measures for each officer:

•
Company measures – economic or strategic measures, which may be measured quantitatively, in relation to the Company's performance (sales turnover, operating profit, percentage of operating profit, EBITDA, net profit, obtaining approval from the authorities in the target markets, etc.).  These measures shall be the same for all Company officers and the extent of meeting their targets shall determine 80% of the total bonus for the Company's chief executive officer and 40% of the total bonus for vice presidents.

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Personal measures – quantifiable and measurable key performance indicators (KPIs) shall be determined for each officer separately, in accordance with his position. The extent of meeting these measures shall determine a further 40% of the total bonus of a vice president.  No personal measures shall be determined for the chief executive officer.

•
Managerial appraisal (the Company's chief executive officer or the chairman of the board of directors, as the case may be) – an evaluation of each officer’s performance in terms that are not measurable but which have a contribution to the Company's long-term performance.  The managerial appraisal shall determine up to 20% of the officer's total bonus.  At the beginning of each year, qualitative measures shall be determined on the basis of which the appraisal of each officer shall be made.

The targets in the personal and managerial measures of each officer shall be determined in accordance with the work plan targets for the bonus year.

5.2.1.3.	Determination of the bonus budget

The total annual budget for the bonuses of Company's officers shall be determined according to the sum of the maximum bonuses of all officers.  After the Company has achieved a net profit for two consecutive years, a maximum total annual bonus budget shall be determined, in terms of a percentage of the Company's operating profit (or the net profit/ gross profit / EBITDA / other measure or any combination thereof, according to the resolution of the Company's compensation committee and board of directors), unless otherwise determined in the Company’s annual budget  approved by the board of directors (e.g., if the Company has operating losses as a result of an increase in research and development costs, partnerships or M&A). In years where the Company does not meet the minimum percentage of the target determined by the Company, as determined by the compensation committee from time to time, no bonuses shall be paid to officers.

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5.2.1.4.	Bonus calculation mechanism

The bonus for each officer shall be determined according to the extent that the officer has met the targets determined for him for the bonus year. The weighted percentage of meeting the targets of each officer shall be translated into a bonus percentage according to the "payment line" formula determined in the bonus plan for officers, which shall be multiplied by the target bonus (the personal bonus) of the officer for the purpose of calculating the actual bonus. The maximum target bonus for vice presidents shall be ~~six~~eight times the base monthly salary, forthe deputy chief executive officer, nine times the base monthly salary and for the chief executive officer, ~~eight~~ten times ~~his~~the base monthly salary.

The “payment line” shall determine:

•	The minimum percentage of meeting targets (the lower performance threshold) up to which the officer shall not be paid any bonus whatsoever; the minimum percentage is 70%.

•	The percentage of the target bonus which shall be paid in achieving the lower performance threshold;

•
A maximum percentage of the target bonus (the bonus ceiling) which shall be paid upon achieving a considerably higher level of performance than the targets; the maximum percentage is 150% of the target bonus.

•	The level of performance where the personal bonus ceiling shall be paid.

Calculation of the target bonus percentage for each level of performance between the above-mentioned points shall be made by a linear method.

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5.2.1.5.	The approval process for the actual bonus

At the end of each year, the extent of meeting targets by each of the officers shall be calculated.  The percentage of meeting targets of the officer shall be translated into a percentage of the target bonus according to the payment line formula.  The actual bonus to be paid shall be calculated by multiplying the target bonus percentage by the target bonus.

The compensation committee and the board of directors shall be entitled to reduce an officer's annual bonus at their discretion taking into account the following factors:

•	The amount of the officer's contribution to the Company's business development beyond the specific responsibility;

•	The quality and speed of the officer's response to crises and unanticipated events;

•	The officer's contribution to the promotion of the Company within his field of expertise or outside such field.

•	The officer’s overall management, motivating employees and leadership.

The annual bonuses approved by the compensation committee and the board of directors shall be paid to the officers together with the first monthly salary that is paid after the approval of the annual bonuses by the board of directors.

If annual bonuses have been paid to officers on the basis of financial measures which at a later stage transpire to be erroneous and are restated in the financial statements, the officer shall refund the surplus bonuses sums, within one year from the date of the Company's notice with respect thereto, linked to the consumer price index, and if the officer has received less, the Company shall pay the missing bonus amounts together with the next monthly salary.  The Company, by written notice to the officer 60 days in advance, may set-off all or part of the surplus bonuses sums from the bonuses owing to the officer in respect of the following years.

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5.2.2.	Special bonus

The Company's compensation committee and the board of directors shall be authorized to award any of the Company's officers a one-time special bonus of up to a gross amount of NIS 500,000 (in addition to the annual bonus) in recognition of a significant achievement or for completion of an assignment, such as completion of a major transaction or achieving a major milestone with material effect over the Company's business. Such bonus is individual for any of the Chief Executive Officer, Deputy Chief Executive Officer or Vice Presidents and should be approved by the Company’s compensation committee and board of directors.

~~5.2.2.~~5.2.3.	Equity-Based Compensation

The Company's compensation committee and board of directors believe, in accordance with common practices of public companies in the market, that as part of the officers' total compensation package it is appropriate to offer a component of equity-based compensation, the purpose of which is to establish a joint interest between the officers and the Company's shareholders.  By virtue of the long-term nature of equity-based compensation plans, they support the Company's ability to retain senior managers in their position for the long term and are in the interest of the Company and its shareholders.

In view of the advantages of equity-based compensation plans, the Company shall offer its officers participation in an equity-based compensation plan according to the provision set forth below:

~~5.2.2.1.~~5.2.3.1.	Equity-based compensation plan

Subject to the approval of the Company's competent organs in accordance with law, the Company shall offer officers and directors, participation in an ~~option plan for the acquisition of shares in the Company.~~equity-based company plan, which may include options topurchase shares or restricted share awards or a combination of both(herein described collectively as "Awards"). The equity-based compensation plan shall be defined and implemented so that it conforms to the requirements of Section 102 of the Income Tax Ordinance in the capital gains track, to the extent possible.

proposed amended version- for approval at the Annual General Meeting of Shareholders- August 30, 2016

The equity-based compensation plan to be approved shall include the following:

•	The maximum number of ~~options~~securities to be granted and the dilution percentage arising from the grants:;

•	The method of allocating the grant among the various offerees and also a reserve for grants to office holders who may join the Company during the course of the term of the plan;

•
The ~~vesting period for the options – options~~Awards shall vest over a minimum period of four years and not more than 25% of the ~~options~~Awards shall vest in each of such years. The minimum vesting period for the first portion of the grant shall not be less than one year from the date of grant;

•
~~The~~ With respect to options, the exercise price of each option shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of the option grant plus 5%; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange on the date of the option grant;

•	The expiration date of the options - up to 10 years from the date of grant; and

•
Terms upon termination of employment or service (due to dismissal, resignation, death or disability) and change of control. The terms in the event of a change of control shall include, among others: a definition of a change in control resulting in full acceleration of ~~options~~Awards that have not yet vested as of the date of the change of control. Upon leaving the Company, the compensation committee shall be entitled, at its discretion, to approve the acceleration of ~~options~~Awards.

proposed amended version- for approval at the Annual General Meeting of Shareholders- August 30, 2016

~~5.2.2.2.~~5.2.3.2.	Grants

In accordance with the approval of the compensation committee and the board of directors, ~~options~~Awards shall be granted to officers of the Company in accordance with the terms of the approved equity-basedcompensation plan. To the extent that an approved plan includes several grants, the future grants shall be made in accordance with the provisions of the plan and on such dates as prescribed in the plan.

When a new officer joins the Company during the course of a plan, the joining officer shall be granted ~~options~~an Award out of the reserve determined in the plan.

The ~~options~~Awards granted shall be deposited with a trustee in accordance with the provisions of Section 102 of the Income Tax Ordinance. The trustee shall report to the offerees about the number of ~~options~~Awards it holds on their behalf, their exercise dates in the caseof options and any other details they require in connection with the grant.

The considerations for the allocation of the ~~grants~~Awards among the various offerees shall include:

•	The officer's contribution to the Company's success;

•	The officer's ability to influence the Company's future and performance;

•	The amount of the other compensation components to which the officer is entitled;

proposed amended version- for approval at the Annual General Meeting of Shareholders- August 30, 2016

•	The scope of the officer's responsibility and tasks.

~~5.2.2.3.~~5.2.3.3.	Exercise of Options

Upon vesting of each portion of ~~the~~an officer's options, the vested options held by the trustee may be exercised into Company shares. The trustee shall act pursuant to the officers' instructions and shall perform for them all the acts required for the exercise of the options into shares and/or cash.

5.2.3.4.	Maximum Value of Equity-Based Compensation.

The maximum value of equity-based compensation for ~~vice presidents~~all officers shall be ~~the value of six~~fifteen monthly base salaries ~~and for the chief executive officer, eight monthly base salaries.~~.

5.3.	ADDITIONAL BENEFITS AND PERQUISITES

5.3.1.	Pension

The Company shall allocate payments to a pension fund (or several pension funds) or a pension agent, all in accordance with the officer's selection in writing and pursuant to the applicable statutory provisions.  The allocations shall be made out of the officer's base salary only and shall not be comprised of any other compensation components whatsoever.  The Company's allocations to pension funds shall be conditional upon the appropriate contribution from the officer's salary to the pension.

The Company shall insure officers for loss of earning capacity as part of their participation in a pension fund or as an additional policy for office holders that have manager insurance.  The Company's allocations to insurance for loss of earning capacity shall not exceed 2.5% of the officer's base salary.

Officers who are recruited by the Company after the publication of this policy shall sign the general consent form of the Israeli Minister of Labor pursuant to Section 14 of the Severance Pay Law and the Company shall allocate the officers' severance pay into the pension fund / manager’s insurance in accordance with officer’s election.

proposed amended version- for approval at the Annual General Meeting of Shareholders- August 30, 2016

5.3.2.	Further Education Fund

Each month the Company shall allocate 7.5% of the officer's base salary and shall deduct a further 2.5% of his base salary to a further education fund at the officer's selection.  The allocation and deduction from the officer's salary to a further education fund shall be made up to maximum amount permitted under the Income Tax Regulations.

5.3.3.	Vehicle

The Company shall provide officers with a vehicle for their personal use, in accordance with the Company's practice, and the Company shall pay the cost of maintaining the vehicle.  The officer shall pay any tax applicable under any law on the value of the use of the vehicle placed at his disposal by the Company.  The Company shall calculate such tax and shall deduct it from the officer's salary.

5.3.4.	Mobile Phone

The Company shall provide an officer with a mobile phone for his use, the type of which shall be at the Company's discretion, and the payment for the cost of use of the phone and the device shall be paid by the Company.  The officer shall pay any tax which is likely to be levied on him due to the use of the mobile telephone at the Company's expense.

5.3.5.	Meals

The officer shall be entitled to participate in a payment arrangement for meals during working hours as determined in the Company's policy with respect to all of the Company's employees.

5.3.6.	Annual Vacation

An officer shall be entitled to annual vacation in the number of days determined in the annual vacation tables and in accordance with the Company's policy (or pursuant to the Annual Vacation Law if no such tables have been defined in the Company's policy).

proposed amended version- for approval at the Annual General Meeting of Shareholders- August 30, 2016

5.3.7.	Sick Leave

An officer shall be entitled to be absent from work on account of illness pursuant to the provisions of the Sick Pay Law and in accordance with the Company's policy.

5.3.8.	Recuperation Pay

An officer shall be entitled to recuperation pay pursuant to the Recuperation Pay Law.

6.	TERMINATION OF OFFICE CONDITIONS

6.1.	ADVANCE NOTICE

An officer shall be entitled to an advance notice period, as determined by the compensation committee or in accordance with the existing agreements and no more than four months.  During the course of the advance notice period, the officer shall be required to continue to fulfill his position, unless the chief executive officer decides to release him from this obligation, and he shall be entitled to the continuation of all the terms of office and employment without change with respect to such period.

6.2.	RETIREMENT AND TERMINATION AWARDS

As a general rule, no retirement and termination awards shall be determined in the officers' personal employment agreements.  The board of directors, at the chief executive officer’s recommendation, may approve the offer to an officer who has been employed by the Company for at least three years, a retirement award in an amount not exceeding twice the officer's base monthly salary.  When an officer has been employed by the Company for five years or more, the board of directors may approve a retirement or termination award which may not exceed four times the officer's base monthly salary.

6.3.	NON-COMPETITION

Officers shall undertake in writing, at the time they enter into an employment agreement with the Company, to refrain from competing with the Company for a period which is not less than the advance notice period plus the retirement or termination award period to which they shall be entitled after their retirement from the Company.

proposed amended version- for approval at the Annual General Meeting of Shareholders- August 30, 2016

Officers who are employed in the Company at the date of publication of the policy and who have not signed a non-competition agreement shall sign an agreement as above-mentioned as a condition for payment of any retirement or termination award.

7.	EXCULPATION, INDEMNITY AND OFFICERS' INSURANCE

Office holders shall be covered by directors' and officers' liability insurance which the Company shall acquire, from time to time~~, subject to the approval of the Company's boardof directors and shareholders, to the extent required by law.~~ (the "Policy"), subject to theIsraeli Companies Law, 1999 (the “Companies Law”), the Israeli Companies LawRegulations (Reliefs Regarding Transaction with Interested Parties), 2000 (the“Companies Regulations”) and any other applicable law or regulation. Subject to theprovisions of the Companies Law, the Companies Regulations and any other applicablelaw or regulation, the acquisition, extension, renewal or replacement of the Policy may beapproved solely by the Company’s compensation committee provided that (i) the liabilitycoverage does not exceed $30,000,000 (for each claim and in the aggregate) and theaggregate annual premium does not exceed $270,000, and the side "A" directors andofficers liability coverage does not exceed $5,000,000 (for each claim and in theaggregate) and its aggregate annual premium does not exceed $30,000; and (ii) the Policyis on market terms and shall not have a material impact on the profitability of theCompany, its assets or liabilities.

The Company awards, and shall continue to award, indemnification undertakings to directors and officers, subject to the approvals required in accordance with the provisions of the ~~Israeli~~ Companies Law~~, 1999 (the “Companies Law”).~~.

Subject to the provisions of the Companies Law, the Company shall be entitled to exculpate in advance an office holder of the Company from liability, in whole or in part, for damages resulting from a breach of a duty of care towards the Company, subject to the approvals required in accordance with the Companies Law; provided, however, that the Company may not exempt an office holder for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other office holder (including an office holder who is not the office holder the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

proposed amended version- for approval at the Annual General Meeting of Shareholders- August 30, 2016

8.	MAINTENANCE OF THE COMPENSATION POLICY

8.1.	The Company’s Vice President, Human Resources shall be responsible for maintaining the compensation policy updated.

8.2.	Updates to the compensation policy shall be approved by the compensation committee, the board of directors and the shareholders pursuant to the requirements of the Companies Law.

proposed amended version- for approval at the Annual General Meeting of Shareholders- August 30, 2016